As filed with the U.S. Securities and Exchange Commission on August 29, 2008

Registration No. 333-

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6

SEC File No 811-8329

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 AMENDMENT NO. 25 ☒

John Hancock Life Insurance Company of New York ACCOUNT B

(Exact Name of Registrant)

John Hancock Life Insurance Company of New York

(Name of Depositor)

197 Clarendon Street

Boston, MA 02116

(Complete address of depositor’s principal executive offices)

Depositor’s Telephone Number: 617-572-6000

JAMES C. HOODLET, ESQ.

John Hancock Life Insurance Company of New York

U.S. Insurance Law

JOHN HANCOCK PLACE

BOSTON, MA 02117

(Name and complete address of agent for service)

Copy to:

THOMAS C. LAUERMAN, ESQ.

Jorden Burt LLP

1025 Thomas Jefferson Street, N.W.

Suite 400 East

Washington, D.C. 20007-5208

It is proposed that this filing will become effective as soon as practicable after the effective date of the Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Prospectus dated             , 2008

for interests in

Separate Account B

Interests are made available under

MAJESTIC VCOLIX

a flexible premium variable universal life insurance policy issued by

JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

(“John Hancock NY”)

The policy provides fixed account options with fixed rates of return declared by John Hancock NY and the following investment accounts:

500 Index B	Global Real Estate	Overseas Equity
Active Bond	Health Sciences	Pacific Rim
All Cap Core	High Yield	PIMCO VIT All Asset
All Cap Growth	Income & Value	Real Estate Securities
All Cap Value	Index Allocation	Real Return Bond
American Asset Allocation	International Core	Science & Technology
American Blue Chip Income and Growth	International Equity Index B	Short-Term Bond
American Bond	International Opportunities	Small Cap
American Growth	International Small Cap	Small Cap Growth
American Growth-Income	International Value	Small Cap Index
American International	Investment Quality Bond	Small Cap Opportunities
Blue Chip Growth	Large Cap	Small Cap Value
Capital Appreciation	Large Cap Value	Small Company Value
Capital Appreciation Value	Lifestyle Aggressive	Strategic Bond
Classic Value	Lifestyle Balanced	Strategic Income
Core Allocation Plus	Lifestyle Conservative	Total Bond Market B
Core Bond	Lifestyle Growth	Total Return
Core Equity	Lifestyle Moderate	Total Stock Market Index
Disciplined Diversification	Managed	U.S. Core
Emerging Growth	Mid Cap Index	U.S. Government Securities
Emerging Small Company	Mid Cap Intersection	U.S. High Yield Bond
Equity-Income	Mid Cap Stock	U.S. Large Cap
Financial Services	Mid Cap Value	Utilities
Franklin Templeton Founding Allocation	Mid Value	Value
Fundamental Value	Money Market B	Brandes International Equity
Global	Natural Resources	Business Opportunity Value
Global Allocation	Optimized All Cap	Frontier Capital Appreciation
Global Bond	Optimized Value	Turner Core Growth

* * * * * * * * * * * *

Please note that the Securities and Exchange Commission (“SEC”) has not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

GUIDE TO THIS PROSPECTUS

This prospectus is arranged in the following way:

•	Starting on the next page is a Table of Contents for this prospectus.

•

The section after the Table of Contents is called “Summary of Benefits and Risks.” It contains a summary of the benefits available under the policy and of the principal risks of purchasing the policy. You should read this section before reading any other section of this prospectus.

•	Behind the Summary of Benefits and Risks section is a section called “Fee Tables” that describes the fees and expenses you will pay when buying, owning and surrendering the policy.

•

Behind the Fee Tables section is a section called “Detailed Information.” This section gives more details about the policy. It may repeat certain information contained in the Summary of Benefits and Risks section in order to put the more detailed information in proper context.

•

Finally, on the back cover of this prospectus is information concerning the Statement of Additional Information (the “SAI”) and how the SAI, personalized illustrations and other information can be obtained.

Prior to making any investment decisions, you should carefully review this product prospectus and all applicable supplements. In addition, you will receive the prospectuses for the underlying funds that we make available as investment options under the policies. The funds’ prospectuses describe the investment objectives, policies and restrictions of, and the risks relating to, investment in the funds. In the case of any of the portfolios that are operated as feeder funds, the prospectus for the corresponding master fund is also provided. If you need to obtain additional copies of any of these documents, please contact your John Hancock NY representative or contact our Service Office at the address and telephone number on the back page of this product prospectus.

SUMMARY OF BENEFITS AND RISKS

The nature of the policy

The policy’s primary purpose is to provide lifetime protection against economic loss due to the death of the insured person. The policy is unsuitable as a short-term savings vehicle because of the substantial policy-level charges. We are obligated to pay all amounts promised under the policy. The value of the amount you have invested under the policy may increase or decrease daily based on the investment results of the variable investment options that you choose. The amount we pay to the policy’s beneficiary upon the death of the insured person (we call this the “death benefit”) may be similarly affected. That’s why the policy is referred to as a “variable” life insurance policy. We call the investments you make in the policy “premiums” or “premium payments.” The amount we require as your first premium depends upon the specifics of your policy and the insured person. Except as noted in the Detailed Information section of this prospectus, you can make any other premium payments you wish at any time. That’s why the policy is called a “flexible premium” policy.

In your application for the policy you will tell us how much life insurance coverage you want on the life of the insured person. This is called the “Total Face Amount.” The Total Face Amount is comprised of the Base Face Amount and any Supplemental Face Amount you elect. You choose the proportion of your policy’s Total Face Amount that is made up of Base Face Amount and Supplemental Face Amount based on your individual needs and objectives, which may change through time. Some of these considerations are discussed under “Base Face Amount vs. Supplemental Face Amount” in this prospectus; however, you should discuss your insurance needs and financial objectives with your registered representative before purchasing any life insurance product (see “Death benefit”).

If the life insurance protection described in this prospectus is provided under a master group policy, the term “policy” as used in this prospectus refers to the certificate we issue and not to the master group policy.

Summary of policy benefits

Death benefit

When the insured person dies, we will pay the death benefit minus any policy debt and unpaid fees and charges. There are two ways of calculating the death benefit (Option 1 and Option 2). You choose which one you want in the application. The two death benefit options are:

•

Option 1 - The death benefit will equal the greater of (1) the Total Face Amount plus any amount payable under a supplementary benefit rider, or (2) the minimum death benefit (as described under “The minimum death benefit” provision in the “Detailed Information” section of this prospectus).

•

Option 2 - The death benefit will equal the greater of (1) the Total Face Amount plus any amount payable under a supplementary benefit rider, plus the policy value on the date of death, or (2) the minimum death benefit.

Surrender of the policy

You may surrender the policy in full at any time. If you do, we will pay you the policy value less any outstanding policy debt. This is called your “net cash surrender value.” You must return your policy when you request a surrender.

If you have not taken a loan on your policy, the “policy value” of your policy will, on any given date, be equal to:

•	the amount you invested,

•	gain or loss of the investment experience of the investment options you’ve chosen,

•	minus all charges we deduct, and

•	minus all withdrawals you have made.

If you take a loan on your policy, your policy value will be computed somewhat differently. See “Effects of policy loans.” If you surrender your policy in connection with the purchase of a replacement policy, including a replacement intended to qualify as a tax free exchange under Section 1035 of the Internal Revenue Code, there may also be a Replacement Fee deducted from the net cash surrender value.

Withdrawals

After the first policy year, you may make a withdrawal of part of your net cash surrender value once in each policy month. Each withdrawal must be at least $500. Your policy value is automatically reduced by the amount of the withdrawal. We reserve the right to refuse a withdrawal if it would reduce the net cash surrender value or the Total Face Amount below certain minimum amounts. A withdrawal may also reduce the Total Face Amount (see “Surrender and withdrawals — Withdrawals”).

Policy loans

If your policy is in full force and has sufficient policy value, you may borrow from it at any time by completing the appropriate form. Generally, the minimum amount of each loan is $500. The maximum amount you can borrow is determined by a formula as described in your policy. Interest is charged on each loan. You can pay the interest or allow it to become part of the outstanding loan balance. You can repay all or part of a loan at any time. If there is an outstanding loan when the insured person dies, it will be deducted from the death benefit. Policy loans permanently affect the calculation of your policy value, and may also result in adverse tax consequences.

Optional supplementary benefit riders

When you apply for the policy, you can request any of the optional supplementary benefit riders that we make available. Charges for most riders will be deducted monthly from the policy value.

Investment options

The policy offers a number of investment options, as listed on page 1 of this prospectus. These investment options are subaccounts of Separate Account B (the “Account” or “Separate Account”), a separate account operated by us under New York law. We also currently offer two “fixed account” options - the standard fixed account option, and the enhanced yield fixed account option offered as a supplementary benefit rider. The variable investment options have returns that vary depending upon the investment results of underlying portfolios. These options are referred to in this prospectus as “investment accounts.” The fixed accounts and the investment accounts are sometimes collectively referred to in this prospectus as the “accounts.” The investment accounts cover a broad spectrum of investment styles and strategies. Although the portfolios of the series funds that underlie those investment accounts operate like publicly traded mutual funds, there are important differences between the investment accounts and publicly traded mutual funds. You can transfer money from one investment account to another without tax liability. Moreover, any dividends and capital gains distributed by each underlying portfolio are automatically reinvested and reflected in the portfolio’s value and create no taxable event for you. If and when policy earnings are distributed (generally as a result of a surrender or withdrawal), they will be treated as ordinary income instead of as capital gains. Also, you must keep in mind that you are purchasing an insurance policy and you will be assessed charges at the policy level as well as at the fund level. Such policy level charges, in aggregate, are significant and will reduce the investment performance of your policy.

Summary of policy risks

Lapse risk

If the net cash surrender value is insufficient to pay the charges when due, your policy can terminate (i.e. “lapse”). This can happen because you haven’t paid enough premiums or because the investment performance of the investment accounts you’ve chosen has been poor or because of a combination of both factors. You will be given a “grace period” within which to make additional premium payments to keep the policy in effect. If lapse occurs, you may be given the opportunity to reinstate the policy by making the required premium payments and satisfying certain other conditions.

Since withdrawals reduce your policy value, withdrawals increase the risk of lapse. Policy loans also increase the risk of lapse.

Investment risk

As mentioned above, the investment performance of any investment account may be good or bad. Your policy value will rise or fall based on the investment performance of the investment accounts you’ve chosen. Some investment accounts are riskier than others. These risks (and potential rewards) are discussed in detail in the prospectuses of the underlying portfolios.

Transfer risk

There is a risk that you will not be able to transfer your policy value from one investment account to another because of limitations on the dollar amount or frequency of transfers you can make. The limitations on transfers out of the fixed account options are more restrictive than those that apply to transfers out of investment accounts.

Early surrender risk

Depending on the policy value at the time you are considering surrender, there may be little or no surrender value payable to you.

Market timing risk

Investment accounts in variable life insurance products can be a prime target for abusive transfer activity because these products value their investment accounts on a daily basis and allow transfers among investment accounts without immediate tax consequences. As a result, some investors may seek to frequently transfer into and out of investment accounts in reaction to market news or to exploit a perceived pricing inefficiency. Whatever the reason, long-term investors in an investment account can be harmed by frequent transfer activity since such activity may expose the investment account’s underlying portfolio to increased portfolio transaction costs and/or disrupt the portfolio manager’s ability to effectively manage the portfolio’s investments in accordance with the portfolio’s investment objectives and policies, both of which may result in dilution with respect to interests held for long-term investment.

To discourage disruptive frequent trading activity, we impose restrictions on transfers (see “Transfers of existing policy value”) and reserve the right to change, suspend or terminate telephone, facsimile and internet transaction privileges (see “How you communicate with us”). In addition, we reserve the right to take other actions at any time to restrict trading, including, but not limited to: (i) restricting the number of transfers made during a defined period, (ii) restricting the dollar amount of transfers, and (iii) restricting transfers into and out of certain investment accounts. We also reserve the right to defer a transfer at any time we are unable to purchase or redeem shares of the underlying portfolio.

While we seek to identify and prevent disruptive frequent trading activity, it may not always be possible to do so. Therefore, no assurance can be given that the restrictions we impose will be successful in preventing all disruptive frequent trading and avoiding harm to long-term investors.

Tax risks

Life insurance death benefits are ordinarily not subject to income tax. Other Federal and state taxes may apply as further discussed below. In general, you will be taxed on the amount of lifetime distributions that exceed the premiums paid under the policy. Any taxable distribution will be treated as ordinary income (rather than as capital gains) for tax purposes.

In order for you to receive the tax benefits extended to life insurance under the Internal Revenue Code, your policy must comply with certain requirements of the Code. We will monitor your policy for compliance with these requirements, but a policy might fail to qualify as life insurance in spite of our monitoring. If this were to occur, you would be subject to income tax on the income credited to your policy for the period of disqualification and all subsequent periods. The tax laws also contain a so-called “7 pay limit” that limits the amount of premium that can be paid in relation to the policy’s death benefit. If the limit is violated, the policy will be treated as a “modified endowment contract,” which can have adverse tax consequences. There are also certain Treasury Department rules referred to as the “investor control rules” that determine whether you would be treated as the “owner” of the assets underlying your policy. If that were determined to be the case, you would be taxed on any income or gains those assets generate. In other words, you would lose the value of the so-called “inside build-up” that is a major benefit of life insurance.

There is a tax risk associated with policy loans. Although no part of a loan is treated as income to you when the loan is made (unless your policy is a “modified endowment contract”), surrender or lapse of the policy would result in the loan being treated as a distribution at the time of lapse or surrender. This could result in a considerable tax bill. Under certain circumstances involving large amounts of outstanding loans and an insured person of advanced age, you might find yourself having to choose between high premium requirements to keep your policy from lapsing and a significant tax burden if you allow the lapse to occur.

Tax consequences of ownership or receipt of policy proceeds under Federal, state and local estate, inheritance, gift and other tax laws can vary greatly depending upon the circumstances of each owner or beneficiary. There can also be unfavorable tax consequences on such things as the change of policy ownership or assignment of ownership interests. For these and all the other reasons mentioned above, we recommend you consult with a qualified tax adviser before buying the policy and before exercising certain rights under the policy.

FEE TABLES

This section contains five tables that describe all of the fees and expenses that you will pay when buying and owning the policy. In the first three tables, certain entries show the minimum charge, the maximum charge and the charge for a representative insured person. Other entries show only the maximum charge we can assess and are labeled as such. Except where necessary to show a rate greater than zero, all rates shown in the tables have been rounded to two decimal places as required by prospectus disclosure rules. Consequently, the actual rates charged may be slightly higher or lower than those shown in the tables.

The first table below describes the fees and expenses that you will pay at the time that you transfer policy value between investment accounts or upon a Section 1035 Exchange or replacement of your policy. The table also describes the deferred premium charge. The deferred premium charge is calculated at the end of every policy year in which premiums are paid. The premium charge is then assessed monthly over [    ] policy years in [    ] equal monthly amounts. We reserve the right to increase the premium charge beyond the level indicated on the Transaction Fees table in order to correspond with changes in state premium tax levels or in the Federal income tax treatment of the deferred acquisition costs for this type of policy. Currently, state premium tax levels range from 0% to 3.5%.

Transaction Fees
Charge	When Charge is Deducted	Amount Deducted
Maximum deferred premium charge	Monthly for [ ] policy years(1)		[	]%
Maximum transfer fee	Upon each transfer into or out of an investment account beyond an annual limit of not less than 12		$25 (currently $0	)(2)
Replacement fee(3)	Upon a policy replacement or 1035 Exchange for the first [ ] policy years
Minimum charge		$	[	]
Maximum charge		$	[	]
Charge for representative insured person		$	[	]
Maximum unscheduled Supplemental Face Amount increase charge:	Upon unscheduled increase in Supplemental Face Amount for [ ] years from the date of the increase	$	[ ] per $1,000 of unscheduled increase in Supplemental Face Amount

(1)	At the end of each policy year, we calculate a deferred premium charge on the basis of the total of the premiums paid during that policy year, multiplied by a rate not to exceed [ ]% ([ ]% on a cumulative basis). The premium charge is then assessed monthly over [ ] policy years in [ ] equal monthly amounts.
(2)	This charge is not currently imposed, but we reserve the right to do so in the policy.
(3)	A replacement fee is imposed for the first [ ] policy years if you surrender your policy in connection with the purchase of a replacement policy, including a replacement intended to qualify as a tax free exchange under Section 1035 of the Internal Revenue Code. The fee is a percentage of the premiums we receive in the first policy year that do not exceed the Replacement Fee Calculation Limit stated in your policy. The percentage applied is dependent upon the policy year during which the replacement occurs and grades down proportionately at the beginning of each policy month until it reaches zero. The Replacement Fee Calculation Limit varies by issue age, sex and amounts of Base Face Amount and Supplemental Face Amount elected at issue. The “maximum” rate shown in the table is for a [ ] year old [ ] with [ ] Amount. The “minimum” rate shown in the table is for a [ ] year old [ ] with [ ] Amount. The “representative insured person” referred to in the table is for a [ ] year old [ ] with [ ] Amount.

The next two tables describe the charges and expenses that you will pay periodically during the time you own the policy. These tables do not include fees and expenses paid at the portfolio level. Except for the policy loan interest rate, all of the charges shown in the tables are deducted from your policy value. The second table is devoted only to optional supplementary rider benefits. The charges shown in these tables may not be particularly relevant to your current situation. For more information about the cost of insurance rates and other charges talk to your John Hancock NY representative.

Periodic Charges Other Than Fund Operating Expenses
Charge	When Charge is Deducted	Amount Deducted
		Guaranteed Rate		Current Rate
Cost of insurance charge:(1)	Monthly
Minimum charge		$	[ ]	$	[ ]
Maximum charge		$	[ ]	$	[ ]
Charge for representative insured person		$	[ ]	$	[ ]
Administrative charge	Monthly	$	[ ]	$	[ ]
Base Face Amount charge:(2)	Monthly
Minimum charge		$	[ ]	$	[ ]
Maximum charge		$	[ ]	$	[ ]
Charge for representative insured person		$	[ ]	$	[ ]
Supplemental Face Amount charge:(3)	Monthly	$	[ ]	$	[ ]
Minimum charge		$	[ ]	$	[ ]
Maximum charge		$	[ ]	$	[ ]
Charge for representative insured person		$	[ ]	$	[ ]
Asset-based risk charge(4)	Monthly
Maximum charge			[ ] % of policy value		[ ]% of policy value
Maximum policy loan interest rate(5)	Accrues daily Payable annually		4.00%		4.00%

(1)	The cost of insurance charge is determined by multiplying the amount of insurance for which we are at risk (the net amount at risk or “NAR”) by the applicable cost of insurance rate. The rates vary widely depending upon the length of time the policy has been in effect, the insurance risk characteristics of the insured person and (generally) the gender of the insured person. The “minimum” guaranteed and current rates shown in the table are the rates in the first policy year for a policy issued to cover a [ ] year old [ ] underwriting risk. The “maximum” guaranteed and current rates are the rates in the first policy year for a [ ] year old [ ] underwriting risk. This includes the so-called “extra mortality charge.” The “representative insured person” guaranteed and current rates shown in the table are for a [ ] year old [ ] underwriting risk in the first policy year.
(2)	This charge is determined by multiplying the Base Face Amount at issue by the applicable rate. The rates vary by the sex, issue age, and risk classification of the insured person and duration (Policy Year). The “minimum” guaranteed and current rates shown in the table is for a [ ] year old [ ] underwriting risk in policy year 1. The “maximum” guaranteed and current rates shown in the table is for a [ ] year old [ ] underwriting risk. The “representative insured person” shown in the table is for a [ ] year old [ ] underwriting risk.
(3)	This charge is determined by multiplying the Supplemental Face Amount at issue by the applicable rate. The rates vary by the sex, issue age, and risk classification of the insured person and duration (Policy Year). The “minimum” guaranteed and current rates shown in the table is for a [ ] year old [ ] underwriting risk in policy year 1. The “maximum” guaranteed and current rates shown in the table is for a [ ] year old [ ] underwriting risk. The “representative insured person” shown in the table is for a [ ] year old [ ] underwriting risk.
(4)	This charge only applies to the portion of the policy value held in the investment accounts. The charge determined does not apply to any fixed account. The “maximum” guaranteed charge shown in the table is for a policy with [ ]% [ ] at issue. If you elect greater proportions of Supplemental Face Amount coverage at issue, the guaranteed limit upon the asset-based risk charge we provide will be higher. For example, a policy with [ ]% [ ] at issue would have a guaranteed charge of [ ]% of policy value. For a policy with [ ]% Base Face Amount and [ ]% Supplemental Face Amount at issue, the guaranteed charge would be [ ]% of policy value. The current charge is the same for all policies, regardless of the percentages of Base Face Amount at issue and Supplemental Face Amount at issue.
(5)	4.00% is the maximum effective annual interest rate we can charge and applies only during policy years 1-10. The effective annual interest rate is 3.00% thereafter (although we reserve the right to increase the rate after the tenth policy year to as much as 3.25%. The amount of any loan is transferred from the accounts to a special loan account which earns interest at an effective annual rate of 3.00%.

Therefore, the cost of a loan is the difference between the loan interest we charge and the interest we credit to the special loan account.

Rider Charges
Charge	When Charge is Deducted	Amount Deducted
		Guaranteed Rate			Current Rate
Accelerated Benefit Rider	At exercise of benefit		$150			$0
Change of Life Insured Rider	At exercise of benefit		$250			$250
Overloan Protection Rider (1)	At exercise of benefit
Minimum charge			0.04%			0.04%
Maximum charge			8.00%			8.00%
Return of Premium Death Benefit Rider(2)	Monthly
Minimum charge		$	[	]	$	[	]
Maximum charge		$	[	]	$	[	]
Charge for representative insured person		$	[	]	$	[	]

(1)	The charge for this rider is determined as a percentage of unloaned account value. The rates vary by the attained age of the insured person at the time of exercise. The rates also differ according to the tax qualification test elected at issue. The guaranteed minimum rate for the guideline premium test is 0.04% (currently 0.04%) and the guaranteed maximum rate is 2.50% (currently 2.50%). The guaranteed minimum rate for the cash value accumulation test is 0.04% (currently 0.04%) and the guaranteed maximum rate is 8.00% (currently 8.00%). The minimum rate shown in the table is for an insured person who has reached attained age 120 and the guideline premium test or the cash value accumulation test has been elected. The maximum rate shown is for an insured person who has reached attained age 75 and the cash value accumulation test has been elected.
(2)	The Return of Premium Death Benefit Rider charge is determined by multiplying the amount of insurance for which we are at risk (the net amount at risk or “NAR”) by the applicable cost of insurance rate. The rates vary widely depending upon the length of time the policy has been in effect, the insurance risk characteristics of the insured person and (generally) the gender of the insured person. The “minimum” guaranteed and current rates shown in the table are the rates in the first policy year for a policy issued to cover a [ ] year old [ ] underwriting risk. The “maximum” guaranteed and current rates are the rates in the first policy year for a [ ] year old [ ] underwriting risk. The “minimum” current rates shown in the table are the rates in the first policy year for a policy issued to cover a [ ] year old [ ] underwriting risk. This includes the so-called “extra mortality charge.” The “representative insured person” guaranteed and current rates shown in the table are for a [ ] year old [ ] underwriting risk in the first policy year. The charges shown in the table may not be particularly relevant to your current situation.

The next table describes the minimum and maximum portfolio level fees and expenses charged by any of the portfolios underlying a variable investment option offered through this prospectus, expressed as a percentage of average net assets (rounded to two decimal places). These expenses are deducted from portfolio assets.

Total Annual Portfolio Operating Expenses	Minimum	Maximum
Range of expenses, including management fees, distribution and/or service (12b-1) fees, and other expenses	0.49%	1.57%

The next table describes the fees and expenses for each portfolio underlying a variable investment option offered through this prospectus. None of the portfolios charge a sales load or surrender fee. The fees and expenses do not reflect the fees and expenses of any variable insurance contract or qualified plan that may use the portfolio as its underlying investment medium. Except for the American Asset Allocation, American International, American Growth, American Growth-Income, American Blue Chip Income and Growth, American Bond and PIMCO VIT All Asset portfolios, all of the portfolios shown in the table are NAV class shares that are not subject to Rule 12b-1 fees. Except as indicated in the footnotes appearing at the end of the table, the expense ratios are based upon the portfolio’s actual expenses for the year ended December 31, 2007.

Portfolio Annual Expenses

(as a percentage of portfolio average net assets, rounded to two decimal places)

Portfolio	Management Fees	12b-1 Fees	Other Expenses	Acquired Fund Fees and Expenses	Total Operating Expenses[1]	Contractual Expense Reimbursement	Net Operating Expenses
500 Index B2	0.46%	0.00%	0.03%	0.00%	0.49%	0.24%	0.25%

Portfolio	Management Fees	12b-1 Fees	Other Expenses	Acquired Fund Fees and Expenses	Total Operating Expenses[1]	Contractual Expense Reimbursement	Net Operating Expenses
Active Bond[3]	0.60%	0.00%	0.03%	0.00%	0.63%	0.00%	0.63%
All Cap Core[3]	0.77%	0.00%	0.04%	0.00%	0.81%	0.00%	0.81%
All Cap Growth[3]	0.85%	0.00%	0.05%	0.00%	0.90%	0.00%	0.90%
All Cap Value[3]	0.83%	0.00%	0.02%	0.00%	0.85%	0.00%	0.85%
American Asset Allocation[4,5,6]	0.31%	0.60%	0.05%	0.00%	0.96%	0.01%	0.95%
American Blue Chip Income and Growth[4]	0.41%	0.60%	0.04%	0.00%	1.05%	0.00%	1.05%
American Bond[4,5]	0.40%	0.60%	0.03%	0.00%	1.03%	0.00%	1.03%
American Growth[4]	0.32%	0.60%	0.03%	0.00%	0.95%	0.00%	0.95%
American Growth-Income[4]	0.26%	0.60%	0.03%	0.00%	0.89%	0.00%	0.89%
American International[4]	0.49%	0.60%	0.05%	0.00%	1.14%	0.00%	1.14%
Blue Chip Growth[3,7]	0.81%	0.00%	0.02%	0.00%	0.83%	0.00%	0.83%
Capital Appreciation[3]	0.73%	0.00%	0.04%	0.00%	0.77%	0.00%	0.77%
Capital Appreciation Value[3,6]	0.85%	0.00%	0.11%	0.00%	0.96%	0.00%	0.96%
Classic Value[3]	0.80%	0.00%	0.07%	0.00%	0.87%	0.00%	0.87%
Core Allocation Plus[3,6]	0.92%	0.00%	0.14%	0.00%	1.06%	0.00%	1.06%
Core Bond[3]	0.64%	0.00%	0.11%	0.00%	0.75%	0.01%	0.74%
Core Equity[3]	0.77%	0.00%	0.04%	0.00%	0.81%	0.00%	0.81%
Disciplined Diversification[3,6,8]	0.80%	0.00%	0.14%	0.00%	0.94%	0.24%	0.70%
Emerging Growth[3]	0.80%	0.00%	0.17%	0.00%	0.97%	0.00%	0.97%
Emerging Small Company[3]	0.97%	0.00%	0.05%	0.00%	1.02%	0.00%	1.02%
Equity-Income[3,7]	0.81%	0.00%	0.03%	0.00%	0.84%	0.00%	0.84%
Financial Services[3]	0.81%	0.00%	0.05%	0.00%	0.86%	0.00%	0.86%
Franklin Templeton Founding Allocation[6,9]	0.05%	0.00%	0.03%	0.86%	0.94%	0.05%	0.89%
Fundamental Value[3]	0.76%	0.00%	0.04%	0.00%	0.80%	0.00%	0.80%
Global[3,10,11,12]	0.81%	0.00%	0.11%	0.00%	0.92%	0.01%	0.91%
Global Allocation[3]	0.85%	0.00%	0.13%	0.05%	1.03%	0.00%	1.03%
Global Bond[3]	0.70%	0.00%	0.11%	0.00%	0.81%	0.00%	0.81%
Global Real Estate[3]	0.93%	0.00%	0.13%	0.00%	1.06%	0.00%	1.06%
Health Sciences[3,7]	1.05%	0.00%	0.09%	0.00%	1.14%	0.00%	1.14%
High Yield[3]	0.66%	0.00%	0.04%	0.00%	0.70%	0.00%	0.70%
Income and Value[3]	0.80%	0.00%	0.06%	0.00%	0.86%	0.00%	0.86%
Index Allocation[6,13]	0.05%	0.00%	0.03%	0.53%	0.61%	0.06%	0.55%
International Core[3]	0.89%	0.00%	0.13%	0.00%	1.02%	0.00%	1.02%
International Equity Index B2	0.53%	0.00%	0.04%	0.01%	0.58%	0.23%	0.35%
International Opportunities[3]	0.87%	0.00%	0.12%	0.00%	0.99%	0.00%	0.99%
International Small Cap[3]	0.91%	0.00%	0.21%	0.00%	1.12%	0.00%	1.12%
International Value[3,10]	0.81%	0.00%	0.16%	0.00%	0.97%	0.02%	0.95%
Investment Quality Bond[3]	0.59%	0.00%	0.07%	0.00%	0.66%	0.00%	0.66%
Large Cap[3]	0.71%	0.00%	0.07%	0.00%	0.78%	0.01%	0.77%
Large Cap Value[3]	0.81%	0.00%	0.04%	0.00%	0.85%	0.00%	0.85%
Lifestyle Aggressive	0.04%	0.00%	0.02%	0.87%	0.93%	0.00%	0.93%
Lifestyle Balanced	0.04%	0.00%	0.02%	0.82%	0.88%	0.00%	0.88%
Lifestyle Conservative	0.04%	0.00%	0.02%	0.76%	0.82%	0.00%	0.82%
Lifestyle Growth	0.04%	0.00%	0.02%	0.85%	0.91%	0.00%	0.91%
Lifestyle Moderate	0.04%	0.00%	0.02%	0.80%	0.86%	0.00%	0.86%
Managed[3]	0.69%	0.00%	0.02%	0.00%	0.71%	0.00%	0.71%

Portfolio	Management Fees	12b-1 Fees	Other Expenses	Acquired Fund Fees and Expenses	Total Operating Expenses[1]	Contractual Expense Reimbursement	Net Operating Expenses
Mid Cap Index[3,14]	0.47%	0.00%	0.03%	0.00%	0.50%	0.01%	0.49%
Mid Cap Intersection[3]	0.87%	0.00%	0.06%	0.00%	0.93%	0.00%	0.93%
Mid Cap Stock[3]	0.84%	0.00%	0.05%	0.00%	0.89%	0.01%	0.88%
Mid Cap Value[3]	0.85%	0.00%	0.05%	0.00%	0.90%	0.00%	0.90%
Mid Value[3,7]	0.97%	0.00%	0.07%	0.00%	1.04%	0.00%	1.04%
Money Market B2	0.50%	0.00%	0.01%	0.00%	0.51%	0.23%	0.28%
Natural Resources[3]	1.00%	0.00%	0.08%	0.00%	1.08%	0.00%	1.08%
Optimized All Cap[3]	0.71%	0.00%	0.04%	0.00%	0.75%	0.00%	0.75%
Optimized Value[3]	0.65%	0.00%	0.04%	0.00%	0.69%	0.00%	0.69%
Overseas Equity[3]	0.97%	0.00%	0.14%	0.00%	1.11%	0.00%	1.11%
Pacific Rim[3]	0.80%	0.00%	0.27%	0.00%	1.07%	0.01%	1.06%
PIMCO VIT All Asset[15]	0.18%	0.25%	0.45%	0.69%	1.57%	0.02%	1.55%
Real Estate Securities[3]	0.70%	0.00%	0.03%	0.00%	0.73%	0.00%	0.73%
Real Return Bond[3,16,17]	0.68%	0.00%	0.06%	0.00%	0.74%	0.00%	0.74%
Science and Technology[3,7]	1.05%	0.00%	0.09%	0.00%	1.14%	0.00%	1.14%
Short-Term Bond[3]	0.58%	0.00%	0.02%	0.00%	0.60%	0.00%	0.60%
Small Cap[3]	0.85%	0.00%	0.06%	0.01%	0.92%	0.00%	0.92%
Small Cap Growth[3]	1.07%	0.00%	0.06%	0.00%	1.13%	0.01%	1.12%
Small Cap Index[3,14]	0.48%	0.00%	0.03%	0.00%	0.51%	0.00%	0.51%
Small Cap Opportunities[3]	0.99%	0.00%	0.04%	0.00%	1.03%	0.00%	1.03%
Small Cap Value[3]	1.06%	0.00%	0.05%	0.00%	1.11%	0.00%	1.11%
Small Company Value[3,7]	1.02%	0.00%	0.04%	0.00%	1.06%	0.00%	1.06%
Strategic Bond[3]	0.67%	0.00%	0.07%	0.00%	0.74%	0.00%	0.74%
Strategic Income[3]	0.69%	0.00%	0.09%	0.00%	0.78%	0.00%	0.78%
Total Bond Market B2	0.47%	0.00%	0.06%	0.00%	0.53%	0.28%	0.25%
Total Return[3,11,16]	0.69%	0.00%	0.06%	0.00%	0.75%	0.00%	0.75%
Total Stock Market Index[3,14]	0.48%	0.00%	0.04%	0.00%	0.52%	0.01%	0.51%
U.S. Core[3]	0.76%	0.00%	0.05%	0.00%	0.81%	0.01%	0.80%
U.S. Government Securities[3]	0.61%	0.00%	0.07%	0.00%	0.68%	0.00%	0.68%
U.S. High Yield Bond[3]	0.73%	0.00%	0.05%	0.00%	0.78%	0.01%	0.77%
U.S Large Cap[3]	0.82%	0.00%	0.03%	0.00%	0.85%	0.00%	0.85%
Utilities[3]	0.82%	0.00%	0.15%	0.00%	0.97%	0.01%	0.96%
Value[3]	0.74%	0.00%	0.04%	0.00%	0.78%	0.00%	0.78%
M Fund, Inc.
Brandes International Equity[18]	0.67%	0.00%	0.20%	0.00%	0.87%	0.00%	0.87%
Business Opportunity Value[18]	0.63%	0.00%	0.24%	0.00%	0.87%	0.00%	0.87%
Frontier Capital Appreciation[18]	0.90%	0.00%	0.16%	0.00%	1.06%	0.00%	1.06%
Turner Core Growth[18]	0.45%	0.00%	0.18%	0.00%	0.63%	0.00%	0.63%

[1]

Total Operating Expenses include fees and expenses incurred indirectly by a portfolio as a result of its investment in other investment companies (each an “Acquired Fund”). The Total Operating Expenses shown may not correlate to the portfolio’s ratio of expenses to average net assets shown in the financial highlights section in the prospectus for the portfolio, which does not include Acquired Fund fees and expenses. Acquired Fund fees and expenses are estimated, not actual, amounts based on the portfolio’s current fiscal year.

[2]

John Hancock Trust (the “Trust”) sells shares of these portfolios only to certain variable life insurance and variable annuity separate accounts of ours and our affiliates. As reflected in the table, each portfolio is subject to an expense cap pursuant to an agreement between the Trust and John Hancock Investment Management Services, LLC (the “Adviser”). The expense cap is as follows: the Adviser has agreed to waive its advisory fee (or, if necessary, reimburse expenses of the portfolio) in an amount so that the rate of the portfolio’s Total Operating Expenses does not exceed its Net Operating Expenses as listed in the table above. A portfolio’s Total Operating Expenses includes all of its operating expenses including advisory fees and Rule 12b-1 fees, but excludes taxes, brokerage commissions, interest, litigation and indemnification expenses and extraordinary expenses of the portfolio not incurred in the ordinary course of the portfolio’s business. Under the agreement, the Adviser’s obligation to provide the expense cap with respect to a particular portfolio will remain in effect until May 1,

2009 and will terminate after that date only if the Trust, without the prior written consent of the Adviser, sells shares of the portfolio to (or has shares of the portfolio held by) any person other than the variable life insurance or variable annuity insurance separate accounts of ours or any of our affiliates that are specified in the agreement.

[3]

Effective January 1, 2006, the Adviser has contractually agreed to waive its advisory fee for certain portfolios or otherwise reimburse the expenses of those portfolios. The reimbursement will equal, on an annualized basis, 0.02% of that portion of the aggregate net assets of all the participating portfolios that exceeds $50 billion. The amount of the reimbursement will be calculated daily and allocated among all the participating portfolios in proportion to the daily net assets of each portfolio. The reimbursement will remain in effect until May 1, 2009. See the Trust prospectus for information on the participating portfolios.

[4]

Capital Research Management Company (the adviser to the master fund for each of the Trust feeder funds) is voluntarily waiving a portion of its management fee. The fees shown do not reflect the waiver. See the financial highlights table in the American Funds’ prospectus or annual report for further information.

[5]

The table reflects the fees and expenses of the master and feeder portfolios. The Adviser has contractually limited other expenses at the feeder portfolio level to 0.03% until May 1, 2010, and the table reflects this limit. Other portfolio level expenses consist of operating expenses of the portfolio, excluding advisor fees, 12b-1 fees, transfer agent fees, blue sky fees, taxes, brokerage commissions, interest expense, litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of business.

[6]

For portfolios that have not started operations or have had operations of less than six months as of December 31, 2007, expenses are based on estimates of expenses expected to be incurred over the next year.

[7]

T. Rowe Price has voluntarily agreed to waive a portion of its subadvisory fee for certain portfolios. This waiver is based on the combined average daily net assets of these portfolios and the following funds of John Hancock Funds II: Blue Chip Growth, Equity-Income, Health Sciences, Science & Technology, Small Company Value, Spectrum Income and Real Estate Equity portfolios. Currently, the Spectrum Income and Real Estate Equity portfolios are not offered under your policy. Based on the combined average daily net assets of the portfolios, the percentage fee reduction (as a percentage of the subadvisory fee) as of November 1, 2006 is as follows: 0% for the first $750 million, 5% for the next $750 million, 7.5% for the next $1.5 billion, and 10% if over $3 billion. The Adviser has also voluntarily agreed to reduce the advisory fee for each portfolio by the amount that the subadvisory fee is reduced. This voluntary fee waiver may be terminated by T. Rowe Price or the Adviser. The fees shown do not reflect this waiver. For more information, please see the prospectus for the underlying portfolios.

[8]

The Adviser has contractually agreed to reimburse expenses of the portfolio that exceed 0.70% of the average annual net assets of the portfolio. Expenses include all expenses of the portfolio except Rule 12b-1 fees, class specific expenses such as blue sky and transfer agency fees, portfolio brokerage, interest, and litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of business. This contractual reimbursement will be in effect until May 1, 2010 and thereafter until terminated by the Adviser on notice to the Trust.

[9]

The Adviser has contractually agreed to limit portfolio expenses to 0.025% until May 1, 2010. Portfolio expenses includes advisory fee and other operating expenses of the portfolio, but excludes 12b-1 fees, underlying portfolio expenses, taxes, brokerage commissions, interest expense, litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of business.

[10]

The Adviser has contractually agreed to waive its advisory fees so that the amount retained by the Adviser after payment of the subadvisory fees for the portfolio does not exceed 0.45% of the portfolio’s average net assets. This advisory fee waiver will remain in place until May 1, 2010.

[11]	The advisory fee rate shown reflects the tier schedule that is currently in place as described in the prospectus for the underlying portfolio.
[12]

The Adviser has contractually agreed to reduce its advisory fee for a class of shares of a portfolio in an amount equal to the amount by which the expenses of such class of the portfolio exceed the expense limit (as a percentage of the average annual net assets of the portfolio attributable to the class) of 0.15% and, if necessary, to remit to that class of the portfolio an amount necessary to ensure that such expenses do not exceed that expense limit. “Expenses” means all the expenses of a class of a portfolio excluding advisory fees, Rule 12b-1 fees, transfer agency fees and service fees, blue sky fees, taxes, portfolio brokerage commissions, interest, and litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Trust’s business. This contractual reimbursement will be in effect until May 1, 2010 and thereafter until terminated by the Adviser on notice to the portfolio.

[13]

The Adviser has contractually agreed to reimburse expenses of the portfolio that exceed 0.02% of the average annual net assets of the portfolio. Expenses includes all expenses of the portfolio except Rule 12b-1 fees, underlying portfolio expenses, class specific expenses such as blue sky and transfer agency fees, portfolio brokerage, interest, and litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of business. This reimbursement may be terminated any time after May 1, 2010.

[14]

The Adviser has voluntarily agreed to reduce its advisory fee for a class of shares of the portfolio in an amount equal to the amount by which the expenses of such class of the portfolio exceed the expense limit (as a percentage of the average annual net assets of the portfolio attributable to the class) of 0.05% and, if necessary, to remit to that class of the portfolio an amount necessary to ensure that such expenses do not exceed that expense limit. “Expenses” means all the expenses of a class of a portfolio excluding advisory fees, Rule 12b-1 fees, transfer agency fees and service fees, blue sky fees, taxes, portfolio brokerage commissions, interest, and litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Trust’s business. This expense limitation will continue in effect unless otherwise terminated by the Adviser upon notice to the Trust. This voluntary expense limitation may be terminated at any time.

[15]

Other expenses for the PIMCO VIT All Asset portfolio reflect an administrative fee of 0.25% and a service fee of 0.20%. Acquired Fund fees and expenses for the portfolio are based upon an allocation of the portfolio’s assets among the underlying portfolios and upon the total annual operating expenses of the Institutional Class shares of these underlying portfolios. Acquired Fund fees and expenses will vary with changes in the expenses of the underlying portfolios, as well as allocation of the portfolio’s assets, and may be higher or lower than those shown above. For a listing of the expenses associated with each underlying portfolio for the most recent fiscal year (December 31, 2008), please refer to the prospectus for the underlying portfolio. Pacific Investment Management Company LLC (“PIMCO”), the adviser to the portfolio, has contractually agreed for the current fiscal year to reduce its advisory fee to the extent that the underlying portfolio expenses attributable to advisory and administrative fees exceed 0.64% of the total assets invested in the underlying portfolios. PIMCO may recoup these waivers in future periods, not exceeding three years, provided total expenses, including such recoupment, do not exceed the annual expense limit. This expense reduction is implemented based on a calculation of Acquired Fund fees and expenses attributable to advisory and administrative fees that is different from the calculation of Acquired Fund fees and expenses shown in the table. For more information, please refer to the prospectus for the underlying portfolio.

[16]	Other Expenses reflect the estimate of amounts to be paid as substitute dividend expenses on securities borrowed for the settlement of short sales.
[17]

The advisory fees were changed during the previous fiscal year. Rates shown reflect what the advisory fees would have been during the fiscal year 2007 had the new rates been in effect for the whole year.

[18]

For the period May 1, 2008 to April 30, 2009, M Financial Investment Advisers, Inc., the adviser to the portfolio, has contractually agreed to reimburse the portfolio for any expenses (other than advisory fees, brokerage or other portfolio transaction expenses or expenses for litigation, indemnification, taxes or other extraordinary expenses) to the extent that such expenses exceed 0.25% of a portfolio’s annualized daily average net assets.

DETAILED INFORMATION

This section of the prospectus provides additional detailed information that is not contained in the Summary of Benefits and Risks section.

Table of Investment Options and Investment Subadvisers

When you select a Separate Account investment option, we invest your money in shares of a corresponding portfolio of the John Hancock Trust (the “Trust” or “JHT”) (or the PIMCO Variable Insurance Trust (the “PIMCO Trust”) or M Fund, Inc. (the “M Fund”)), and hold the shares in a subaccount of the Separate Account. The Fee Tables show the investment management fees, Rule 12b-1 fees and other operating expenses for these portfolio shares as a percentage (rounded to two decimal places) of each portfolio’s average net assets for 2007, except as indicated in the footnotes appearing at the end of the table. Fees and expenses of the portfolios are not fixed or specified under the terms of the policies and may vary from year to year. These fees and expenses differ for each portfolio and reduce the investment return of each portfolio. Therefore, they also indirectly reduce the return you will earn on any Separate Account investment options you select.

The John Hancock Trust, the PIMCO Trust, and the M Fund are so-called “series” type mutual funds and each is registered under the Investment Company Act of 1940 (“1940 Act”) as an open-end management investment company. John Hancock Investment Management Services, LLC (“JHIMS”) provides investment advisory services to the Trust and receives investment management fees for doing so. JHIMS pays a portion of its investment management fees to other firms that manage the Trust’s portfolios. We are affiliated with JHIMS and may indirectly benefit from any investment management fees JHIMS retains. The All Asset portfolio of the PIMCO Trust receives investment advisory services from Pacific Investment Management Company LLC (“PIMCO”) and pays investment management fees to PIMCO.

Each of the American Asset Allocation, American Blue Chip Income and Growth, American Bond, American Growth- Income, American Growth, and American International portfolios invests in Series 1 shares of the corresponding investment portfolio of the Trust and are subject to a 0.60% 12b-1 fee. The American Asset Allocation, American Growth, American International, American Growth-Income, American Blue Chip Income and Growth and American Bond portfolios operate as “feeder funds,” which means that the portfolio does not buy investment securities directly. Instead, it invests in a “master fund” which in turn purchases investment securities. Each of the American feeder fund portfolios has the same investment objective and limitations as its master fund. The prospectus for the American Fund master fund is included with the prospectuses for the underlying funds. We pay American Funds Distributors, Inc., the principal underwriter for the American Funds Insurance Series, a percentage of some or all of the amounts allocated to the “American” portfolios of the Trust for the marketing support services it provides.

The Brandes International Equity, Turner Core Growth, Frontier Capital Appreciation and Business Opportunity Value portfolios are series of the M Fund, an open-end management investment company registered under the 1940 Act. The assets of the Brandes International Equity, Turner Core Growth, Frontier Capital Appreciation and Business Opportunity Value subaccounts are invested in the corresponding portfolios of the M Fund. M Financial Investment Advisers, Inc. (“M Financial”) is the investment adviser for all portfolios of the M Fund. The entities shown in the table below as “Portfolio Managers” of the M Fund portfolios are sub-investment advisers selected by M Financial and are the entities that manage the portfolio’s assets.

The portfolios pay us or certain of our affiliates compensation for some of the distribution, administrative, shareholder support, marketing and other services we or our affiliates provide to the portfolios. The amount of this compensation is based on a percentage of the assets of the portfolios attributable to the variable insurance products that we and our affiliates issue. These percentages may differ from portfolio to portfolio and among classes of shares within a portfolio. In some cases, the compensation is derived from the Rule 12b-1 fees that are deducted from a portfolio’s assets for the services we or our affiliates provide to that portfolio. These compensation payments do not, however, result in any charge to you in addition to what is shown in the Fee Tables.

The following table provides a general description of the portfolios that underlie the variable investment options we make available under the policy. You bear the investment risk of any portfolio you choose as an investment option for your policy. You can find a full description of each portfolio, including the investment objectives, policies and restrictions of, and the risks relating to investment in the portfolio in the prospectus for that portfolio. You should read the portfolio’s prospectus carefully before investing in the corresponding variable investment option.

The investment options in the Separate Account are not publicly traded mutual funds. The investment options are only available to you as investment options in the policies, or in some cases through other variable annuity contracts or variable life insurance policies issued by us or by other life insurance companies. In some cases, the investment options also may be available through participation in certain qualified pension or retirement plans. The portfolios’ investment advisers and managers (i.e. subadvisers) may manage publicly traded mutual funds with similar names and investment objectives. However, the portfolios are not directly related to any publicly traded mutual fund. You should not compare the performance of any investment option described in this prospectus with the performance of a publicly traded mutual fund. The performance of any publicly traded mutual fund could differ substantially from that of any of the investment options of our Separate Account.

The portfolios available under the policies are as described in the following table:

Portfolio	Portfolio Manager	Investment Objective and Strategy
500 Index B	MFC Global Investment Management (U.S.A.) Limited	To approximate the aggregate total return of a broad-based U.S. domestic equity market index. Under normal market conditions, the portfolio seeks to approximate the aggregate total return of a broad based U.S. domestic equity market index. To pursue this goal, the portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) at the time of investment in the common stocks that are included in the S&P 500 Index* and securities (which may or may not be included in the S&P 500 Index) that the subadviser believes as a group will behave in a manner similar to the index. The subadviser may determine that the portfolio’s investments in certain instruments, such as index futures, total return swaps and ETFs have similar economic characteristics to securities that are in the S&P 500 Index.

Active Bond	Declaration Management & Research LLC & MFC Global Management (U.S.), LLC	To seek income and capital appreciation. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowing for investment purposes) in a diversified mix of debt securities and instruments.

All Cap Core	Deutsche Investment Management Americas Inc.	To seek long-term growth of capital. Under normal market conditions, the portfolio invests in common stocks and other equity securities within all asset classes (small-, mid- and large-capitalization) of those within the Russell 3000 Index.*

All Cap Growth	Invesco Aim Capital Management, Inc.	To seek long-term capital appreciation. Under normal market conditions, the portfolio invests its assets principally in common stocks of companies that the subadviser believes likely to benefit from new or innovative products, services or processes as well as those that have experienced above-average, long-term growth in earnings and have excellent prospects for future growth. Any income received from securities held by the portfolio will be incidental.

All Cap Value	Lord, Abbett & Co. LLC	To seek capital appreciation. Under normal market conditions, the portfolio invests in equity securities of U.S. and multinational companies in all capitalization ranges that the subadviser believes are undervalued. The portfolio will invest at least 50% of its net assets in equity securities of large, seasoned companies with market capitalizations at the time of purchase that fall within the market capitalization range of the Russell 1000 Index.* This range varies daily. The portfolio will invest the remainder of its assets in mid-sized and small company securities.

American Asset Allocation	Capital Research and Management Company (adviser to the American Funds Insurance Series)	To seek to provide high total return (including income and capital gains) consistent with preservation of capital over the long term. The portfolio invests all of its assets in the master fund, Class 1 shares of the Asset Allocation portfolio, a series of American Funds Insurance Series. The portfolio invests in a diversified portfolio of common stocks and other equity securities, bonds and other intermediate and long-term debt securities, and money market instruments. In addition, the portfolio may invest up to 25% of its debt assets in lower quality debt securities (rated Ba or below by Moody’s and BB or below by S&P or unrated but determined to be of equivalent quality). Such securities are sometimes referred to as junk bonds. The portfolio is designed for investors seeking above-average total return.

Portfolio	Portfolio Manager	Investment Objective and Strategy
American Blue Chip Income and Growth	Capital Research and Management Company (adviser to the American Funds Insurance Series)	To seek to produce income exceeding the average yield on U.S. stocks generally (as represented by the average yield on the S&P 500 Index*) and to provide an opportunity for growth of principal consistent with sound common stock investing. The portfolio invests all of its assets in the master fund, Class 1 shares of the Blue Chip Income and Growth portfolio, a series of American Funds Insurance Series. The Blue Chip Income and Growth portfolio invests primarily in common stocks of larger, more established companies based in the U.S. with market capitalizations of $4 billion and above. The Blue Chip Income and Growth portfolio may also invest up to 10% of its assets in common stocks of larger, non-U.S. companies, so long as they are listed or traded in the U.S. The Blue Chip Income and Growth portfolio will invest, under normal market conditions, at least 90% of its assets in equity securities.

American Bond	Capital Research and Management Company (adviser to the American Funds Insurance Series)	To seek to maximize current income and preserve capital. The portfolio invests all of its assets in the master fund, Class 1 shares of the Bond portfolio, a series of American Funds Insurance Series. The Bond portfolio normally invests at least 80% of its net assets (plus borrowing for investment purposes) in bonds. The Bond portfolio will invest at least 65% of its assets in investment-grade debt securities (including cash and cash equivalents) and may invest up to 35% of its assets in bonds that are rated Ba or below by Moody’s and BB or below by S&P or that are unrated but determined to be of equivalent quality (so called junk bonds). The Bond portfolio may invest in bonds of issuers domiciled outside the U.S.

American Growth	Capital Research and Management Company (adviser to the American Funds Insurance Series)	To seek to make the shareholders’ investment grow. The portfolio invests all of its assets in the master fund, Class 1 shares of the Growth portfolio, a series of American Funds Insurance Series. The Growth portfolio invests primarily in common stocks of companies that appear to offer superior opportunities for growth of capital. The Growth portfolio may also invest up to 15% of its assets in equity securities of issuers domiciled outside the U.S. and Canada.

American Growth-Income	Capital Research and Management Company (adviser to the American Funds Insurance Series)	To seek to make the shareholders’ investments grow and to provide the shareholder with income over time. The portfolio invests all of its assets in the master fund, Class 1 shares of the Growth-Income portfolio, a series of American Funds Insurance Series. The Growth-Income portfolio invests primarily in common stocks or other securities which demonstrate the potential for appreciation and/or dividends. The Growth-Income portfolio may invest a portion of its assets in securities of issuers domiciled outside the U.S. and not included in the S&P 500 Index.*

American International	Capital Research and Management Company (adviser to the American Funds Insurance Series)	To seek to make the shareholders’ investment grow. The portfolio invests all of its assets in the master fund, Class 1 shares of the International portfolio, a series of American Funds Insurance Series. The International portfolio invests primarily in common stocks of companies located outside the U.S.

Blue Chip Growth	T. Rowe Price Associates, Inc.	To provide long-term growth of capital. Current income is a secondary objective. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowing for investment purposes) in the common stocks of large and medium-sized blue chip growth companies. These are firms that, in the subadviser’s view, are well established in their industries and have the potential for above-average earnings growth.

Capital Appreciation	Jennison Associates LLC	To seek long-term growth of capital. Under normal market conditions, the portfolio invests at least 65% of its total assets in equity and equity-related securities of companies that, at the time of investment, exceed $1 billion in market capitalization and that the subadviser believes have above-average growth prospects. These companies are generally medium- to large-capitalization companies.

Capital Appreciation Value	T. Rowe Price Associates, Inc.	To seek long-term capital appreciation. Under normal market conditions, the portfolio invests primarily in common stocks of established U.S. companies that have above-average potential for capital growth. Common stocks typically constitute at least 50% of the portfolio’s total assets. The remaining assets are generally invested in other securities, including convertible securities, corporate and government debt, foreign securities, futures and options.

Portfolio	Portfolio Manager	Investment Objective and Strategy
Classic Value	Pzena Investment Management, LLC.	To seek long-term growth of capital. Under normal market conditions, the portfolio invests at least 80% of its assets in domestic equity securities. The portfolio may invest in securities of foreign issuers, but will generally limit such investments to American Depositary Receipts and foreign securities listed and traded on a U.S. exchange or the NASDAQ market.

Core Allocation Plus	Wellington Management Company, LLP	To seek total return, consisting of long-term capital appreciation and current income. Under normal market conditions, the portfolio invests in equity and fixed income securities of issuers located within and outside the U.S. The portfolio will allocate its assets between fixed income securities, which may include investment grade and below investment grade debt securities with maturities that range from short to longer term, and equity securities based upon the subadviser’s targeted asset mix, which may change over time.

Core Bond	Wells Capital Management, Incorporated	To seek total return consisting of income and capital appreciation. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in a broad range of investment grade debt securities, including U.S. Government obligations, corporate bonds, mortgage-backed and other asset-backed securities and money market instruments.

Core Equity	Legg Mason Capital Management, Inc.	To seek long-term capital growth. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities that, in the subadviser’s opinion, offer the potential for capital growth.

Disciplined Diversification	Dimensional Fund Advisers LP	To seek total return consisting of capital appreciation and current income. Under normal market conditions, the portfolio invests primarily in equity securities and fixed income securities of domestic and international issuers, including equities of issuers in emerging markets, in accordance with the following range of allocations:

		Target Allocation	Range of Allocations
		Equity Securities: 70%	65% – 75%
		Fixed Income Securities: 30%	25% – 35%

Emerging Growth	MFC Global Investment Management (U.S.), LLC	To seek superior long-term rates of return through capital appreciation. Under normal market conditions, the portfolio seeks to achieve its objective by investing primarily in high quality securities (those with a proven track record of performance and/or growth) and convertible instruments of small-capitalization U.S. companies.

Emerging Small Company	RCM Capital Management LLC	To seek long-term capital appreciation. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus borrowings for investment purposes) at the time of investment in securities of small-capitalization companies. The subadviser defines securities of small-capitalization companies as common stocks and other equity securities of U.S. companies that have a market capitalization that does not exceed the highest market capitalization of any company contained in either the Russell 2000 Index* or the S&P SmallCap 600 Index.*

Equity-Income	T. Rowe Price Associates, Inc.	To provide substantial dividend income and also long-term capital appreciation. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowing for investment purposes) in equity securities, with at least 65% in common stocks of well established companies paying above-average dividends.

Financial Services	Davis Selected Advisers, L.P.	To seek growth of capital. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in companies that, at the time of investment, are principally engaged in financial services. The portfolio invests primarily in common stocks of financial services companies.

Franklin Templeton Founding Allocation	MFC Global Investment Management (U.S.A.) Limited	To seek long-term growth of capital. The portfolio invests in other portfolios and in other investment companies as well as other types of investments. The portfolio currently invests primarily in three underlying portfolios: the Global Trust, Income Trust and Mutual Shares Trust, as described in the JHT prospectus. The portfolio may purchase any portfolios except other JHT funds of funds and the American feeder funds. When purchasing shares of other JHT funds, the Franklin Templeton Founding Allocation Trust only purchases NAV shares (which are not subject to Rule 12b-1 fees).

Portfolio	Portfolio Manager	Investment Objective and Strategy
Fundamental Value	Davis Selected Advisers, L.P.	To seek growth of capital. Under normal market conditions, the portfolio invests primarily in common stocks of U.S. companies with market capitalizations of at least $10 billion. The portfolio may also invest in companies with smaller capitalizations.

Global	Templeton Global Advisors Limited	To seek long-term capital appreciation. Under normal market conditions, the portfolio invests primarily in the equity securities of companies located throughout the world, including emerging markets.

Global Allocation	UBS Global Asset Management (Americas) Inc.	To seek total return, consisting of long-term capital appreciation and current income. Under normal market conditions, the portfolio invests in equity and fixed income securities of issuers located within and outside the U.S. The portfolio will allocate its assets between fixed income securities and equity securities.

Global Bond	Pacific Investment Management Company LLC	To seek maximum total return, consistent with preservation of capital and prudent investment management. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in fixed income instruments, which may be represented by futures contracts (including related options) with respect to such securities, and options on such securities. These fixed income instruments may be denominated in non-U.S. currencies or in U.S. dollars, which may be represented by forwards or derivatives, such as options, future contracts, or swap agreements.

Global Real Estate	Deutsche Investment Management Americas Inc.	To seek a combination of long-term capital appreciation and current income. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of U.S. REITs, foreign entities with tax-transparent structures similar to REITs and U.S. and foreign real estate operating companies. Equity securities include common stock, preferred stock and securities convertible into common stock. The portfolio will be invested in issuers located in at least three different countries, including the U.S.

Health Sciences	T. Rowe Price Associates, Inc.	To seek long-term capital appreciation. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in common stocks of companies engaged, at the time of investment, in the research, development, production, or distribution of products or services related to health care, medicine, or the life sciences (collectively termed “health sciences”).

High Yield	Western Asset Management Company	To realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) at the time of investment in high yield securities, including corporate bonds, preferred stocks, U.S. Government and foreign securities, mortgage-backed securities, loan assignments or participations and convertible securities which have the following ratings (or, if unrated, are considered by the subadviser to be of equivalent quality):

		Moody’s Standard & Poor’s	Ba through C BB through D

Income & Value	Capital Guardian Trust Company	To seek the balanced accomplishment of conservation of principal and long-term growth of capital and income. Under normal market conditions, the portfolio invests its assets in both equity and fixed income securities. The subadviser has full discretion to determine the allocation of assets between equity and fixed income securities. Generally, between 25% and 75% of the portfolio’s total assets will be invested in fixed income securities unless the subadviser determines that some other proportion would better serve the portfolio’s investment objective.

Index Allocation	MFC Global Investment Management (U.S.A.) Limited	To seek long term growth of capital. Current income is also a consideration. Under normal market conditions, the portfolio invests in a number of the other index portfolios of JHT. The portfolio invests approximately 70% of its total assets in underlying portfolios which invest primarily in equity securities and approximately 30% of its total assets in underlying portfolios which invest primarily in fixed income securities.

Portfolio	Portfolio Manager	Investment Objective and Strategy
International Core	Grantham, Mayo, Van Otterloo & Co. LLC	To seek high total return. Under normal market conditions, the portfolio invests at least 80% of its total assets in equity investments. The portfolio typically invests in equity investments in companies from developed markets outside the U.S.

International Equity Index B	SSgA Funds Management, Inc.	To seek to track the performance of a broad-based equity index of foreign companies primarily in developed countries and, to a lesser extent, in emerging markets. Under normal market conditions, the portfolio invests at least 80% of its assets in securities listed in the Morgan Stanley Capital International All Country World Excluding U.S. Index.*

International Opportunities	Marsico Capital Management, LLC	To seek long-term growth of capital. Under normal market conditions, the portfolio invests at least 65% of its total assets in common stocks of foreign companies that are selected for their long-term growth potential. The portfolio may invest in companies of any size throughout the world. The portfolio invests in issuers from at least three different countries not including the U.S. The portfolio may invest in common stocks of companies economically tied to emerging markets. Some issuers of securities in the portfolio may be based in or economically tied to the U.S.

International Small Cap	Franklin Templeton Investment Corp.	To seek long-term capital appreciation. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowing for investment purposes) in investments of small companies outside the U.S., including emerging markets, which have total stock market capitalization or annual revenues of $4 billion or less.

International Value	Templeton Investment Counsel, LLC	To seek long-term growth of capital. Under normal market conditions, the portfolio invests at least 65% of its total assets in equity securities of companies located outside the U.S., including in emerging markets.

Investment Quality Bond	Wellington Management Company, LLP	To provide a high level of current income consistent with the maintenance of principal and liquidity. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in bonds rated investment grade at the time of investment. The portfolio will tend to focus on corporate bonds and U.S. Government bonds with intermediate to longer term maturities.

Large Cap	UBS Global Asset Management (Americas) Inc.	To seek to maximize total return, consisting of capital appreciation and current income. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of U.S. large-capitalization companies. The portfolio defines large-capitalization companies as those with a market capitalization range, at the time of investment, equal to that of the portfolio’s benchmark, the Russell 1000 Index.*

Large Cap Value	BlackRock Investment Management, LLC	To seek long-term growth of capital. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowing for investment purposes) in equity securities of large-capitalization companies selected from those that are, at the time of purchase, included in the Russell 1000 Value Index.* The portfolio will seek to achieve its investment objective by investing primarily in a diversified portfolio of equity securities of large-capitalization companies located in the U.S. The portfolio will seek to outperform the Russell 1000 Value Index by investing in equity securities that the subadviser believes are selling at or below normal valuations.

Lifestyle Aggressive	MFC Global Investment Management (U.S.A.) Limited	To seek long-term growth of capital. Current income is not a consideration. The portfolio operates as a fund of funds and invests 100% of its assets in underlying portfolios which invest primarily in equity securities.

Lifestyle Balanced	MFC Global Investment Management (U.S.A.) Limited	To seek a balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital. The portfolio operates as a fund of funds and invests approximately 40% of its assets in underlying portfolios which invest primarily in fixed income securities and approximately 60% in underlying portfolios which invest primarily in equity securities.

Lifestyle Conservative	MFC Global Investment Management (U.S.A.) Limited	To seek a high level of current income with some consideration given to growth of capital. The portfolio operates as a fund of funds and invests approximately 80% of its assets in underlying portfolios which invest primarily in fixed income securities and approximately 20% in underlying portfolios which invest primarily in equity securities.

Portfolio	Portfolio Manager	Investment Objective and Strategy
Lifestyle Growth	MFC Global Investment Management (U.S.A.) Limited	To seek long-term growth of capital. Current income is also a consideration. The portfolio operates as a fund of funds and invests approximately 20% of its assets in underlying portfolios which invest primarily in fixed income securities and approximately 80% in underlying portfolios which invest primarily in equity securities.

Lifestyle Moderate	MFC Global Investment Management (U.S.A.) Limited	To seek a balance between a high level of current income and growth of capital, with a greater emphasis on income. The portfolio operates as a fund of funds and invests approximately 60% of its assets in underlying portfolios which invest primarily in fixed income securities and approximately 40% in underlying portfolios which invest primarily in equity securities.

Managed	Grantham, Mayo, Van Otterloo & Co. LLC & Declaration Management & Research LLC	To seek income and long-term capital appreciation. Under normal market conditions, the portfolio invests primarily in a diversified mix of common stocks of large-capitalization U.S. companies and bonds with an overall intermediate term average maturity.

Mid Cap Index	MFC Global Investment Management (U.S.A.) Limited	To seek to approximate the aggregate total return of a mid-capitalization U.S. domestic equity market index. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) at the time of investment in the common stocks that are included in the S&P MidCap 400 Index* and securities (which may or may not be included in the S&P MidCap 400 Index) that the subadviser believes as a group will behave in a manner similar to the index.

Mid Cap Intersection	Wellington Management Company, LLP	To seek long-term growth of capital. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of medium-sized companies with significant capital appreciation potential. For the purposes of the portfolio, medium-sized companies are those with market capitalizations, at the time of investment, within the market capitalization range of companies represented in either the Russell MidCap Index* or the S&P MidCap 400 Index.*

Mid Cap Stock	Wellington Management Company, LLP	To seek long-term growth of capital. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of medium-sized companies with significant capital appreciation potential. For the portfolio, “medium-sized companies” are those with market capitalizations within the collective market capitalization range of companies represented in either the Russell MidCap Index* or the S&P MidCap 400 Index.*

Mid Cap Value	Lord, Abbett & Co. LLC	To seek capital appreciation. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in mid-sized companies, with market capitalizations within the market capitalization range of companies in the Russell MidCap Index.* This range varies daily. The portfolio invests 65% of its total assets in equity securities which it believes to be undervalued in the marketplace.

Mid Value	T. Rowe Price Associates, Inc.	To seek long-term capital appreciation. Under normal market conditions, the portfolio invests at least 80% of its net assets in companies with market capitalizations that are within the Russell MidCap Index* or the Russell MidCap Value Index.* The portfolio invests in a diversified mix of common stocks of mid-size U.S. companies that are believed to be undervalued by various measures and offer good prospects for capital appreciation.

Money Market B	MFC Global Investment Management (U.S.A.) Limited	To obtain maximum current income consistent with preservation of principal and liquidity. Under normal market conditions, the portfolio invests in high quality, U.S. dollar denominated money market instruments.

Natural Resources	Wellington Management Company, LLP	To seek long-term total return. Under normal market conditions, the portfolio will invest at least 80% of its net assets (plus any borrowings for investment purposes) in equity and equity-related securities of natural resource-related companies worldwide, including emerging markets. Natural resource-related companies include companies that own or develop energy, metals, forest products and other natural resources, or supply goods and services to such companies.

Portfolio	Portfolio Manager	Investment Objective and Strategy
Optimized All Cap	MFC Global Investment Management (U.S.A.) Limited	To seek long-term growth of capital. Under normal market conditions the portfolio invests at least 65% of its total assets in equity securities of U.S. companies. The portfolio will generally focus on equity securities of U.S. companies across the three market capitalization ranges of large, mid and small.

Optimized Value	MFC Global Investment Management (U.S.A.) Limited	To seek long-term capital appreciation. Under normal market conditions, the portfolio invests at least 65% of its total assets in equity securities of U.S. companies with the potential for long-term growth of capital. The portfolio invests in U.S. companies with a market capitalization range, at the time of investment, equal to that of the portfolio’s benchmark, the Russell 1000 Value Index.*

Overseas Equity	Capital Guardian Trust Company	To seek long-term capital appreciation. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of a diversified mix of large established and medium sized foreign companies located primarily in developed countries (outside of the U.S.) and, to a lesser extent, in emerging markets.

Pacific Rim	MFC Global Investment Management (U.S.A.) Limited	To achieve long-term growth of capital. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in common stocks and equity-related securities of established, larger-capitalization non-U.S. companies located in the Pacific Rim region, including emerging markets that have attractive long-term prospects for growth of capital. Current income from dividends and interest will not be an important consideration in the selection of portfolio securities.

PIMCO VIT All Asset Portfolio (a series of the PIMCO Variable Insurance Trust) (only Class M is available for sale)	Pacific Investment Management Company LLC	To seek maximum real return consistent with preservation of real capital and prudent investment management. The portfolio invests primarily in a diversified mix of common stocks of large and mid-sized U.S. companies and bonds with an overall intermediate term average maturity.

Real Estate Securities	Deutsche Investment Management Americas Inc.	To seek to achieve a combination of long-term capital appreciation and current income. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of REITs and real estate companies. Equity securities include common stock, preferred stock and securities convertible into common stock.

Real Return Bond	Pacific Investment Management Company LLC	To seek maximum real return, consistent with preservation of real capital and prudent investment management. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus borrowings for investment purposes) in inflation-indexed bonds of varying maturities issued by the U.S. and non-U.S. governments, their agencies or instrumentalities and corporations, which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements.

Science & Technology	T. Rowe Price Associates, Inc. & RCM Capital Management LLC	To seek long-term growth of capital. Current income is incidental to the portfolio’s objective. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowing for investment purposes) in the common stocks of companies expected to benefit from the development, advancement, and/or use of science and technology. For purposes of satisfying this requirement, common stock may include equity linked notes and derivatives relating to common stocks, such as options on equity linked notes.

Short-Term Bond	Declaration Management & Research, LLC	To seek income and capital appreciation. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowing for investment purposes) at the time of investment in a diversified mix of debt securities and instruments. The securities and instruments will have an average credit quality rating of A or AA and a weighted average effective maturity between one and three years, and no more than 15% of the portfolio’s net assets will be invested in high yield bonds.

Portfolio	Portfolio Manager	Investment Objective and Strategy
Small Cap	Independence Investments LLC	To seek maximum capital appreciation consistent with reasonable risk to principal. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowing for investment purposes) in equity securities of small-capitalization companies whose market capitalizations, at the time of investment, do not exceed the greater of $2 billion, the market capitalization of the companies in the Russell 2000 Index,* and the market capitalization of the companies in the S&P SmallCap 600 Index.*

Small Cap Growth	Wellington Management Company, LLP	To seek long-term capital appreciation. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in small-capitalization companies. For the purposes of the portfolio, “small-capitalization companies” are those with market capitalizations, at the time of investment, not exceeding the maximum market capitalization of any company represented in either the Russell 2000 Index* or the S&P SmallCap 600 Index.*

Small Cap Index	MFC Global Investment Management (U.S.A) Limited	To seek to approximate the aggregate total return of a small-capitalization U.S. domestic equity market index. Under normal market conditions, the portfolio invests, at least 80% of its net assets (plus any borrowings for investment purposes) at the time of investment in the common stocks that are included in the Russell 2000 Index* and securities (which may or may not be included in the Russell 2000 Index) that the subadviser believes as a group will behave in a manner similar to the index.

Small Cap Opportunities	Invesco Capital Management, Inc. (“AIM”) & Munder Capital Management, Inc. (“Munder”)	Under normal market conditions, AIM invests at least 80% of the AIM subadvised assets (plus any borrowings for investment purposes) in equity securities, including convertible securities, of small-capitalization companies. “Small-capitalization companies” are those companies with market capitalizations, at the time of investment, no larger than the largest capitalized company included in the Russell 2000 Index* during the most recent 11 month period (based on month-end data) plus the most recent data during the current month. Under normal market conditions, Munder invests at least 80% of the portion of the Munder subadvised assets (plus any borrowings for investment purposes) in equity securities of small-capitalization companies. Small-capitalization companies are those companies with market capitalizations, at the time of investment, within the range of the companies in the Russell 2000 Index.*

Small Cap Value	Wellington Management Company, LLP	To seek long-term capital appreciation. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in small-capitalization companies that are believed to be undervalued by various measures and offer good prospects for capital appreciation. For the purposes of the portfolio, “small-capitalization companies” are those with market capitalizations, at the time of investment, not exceeding the maximum market capitalization of any company represented in either the Russell 2000 Index* or the S&P SmallCap 600 Index.*

Small Company Value	T. Rowe Price Associates, Inc.	To seek long-term growth of capital. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in companies with market capitalizations, at the time of investment, that do not exceed the maximum market capitalization of any security in the Russell 2000 Index.* The portfolio invests in small companies whose common stocks are believed to be undervalued.

Strategic Bond	Western Asset Management Company	To seek a high level of total return consistent with preservation of capital. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in fixed income securities.

Strategic Income	MFC Global Investment Management (U.S.), LLC	To seek a high level of current income. Under normal market conditions, the portfolio invests at least 80% of its assets in foreign government and corporate debt securities from developed and emerging markets, U.S. Government and agency securities and domestic high yield bonds.

Total Bond Market B	Declaration Management & Research LLC	To seek to track the performance of the Lehman Brothers Aggregate Bond Index** (which represents the U.S. investment grade bond market). Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowing for investment purposes) in securities listed in the Lehman Brothers Aggregate Bond Index.

Portfolio	Portfolio Manager	Investment Objective and Strategy
Total Return	Pacific Investment Management Company LLC	To seek maximum total return, consistent with preservation of capital and prudent investment management. Under normal market conditions, the portfolio invests at least 65% of its total assets in a diversified portfolio of fixed income instruments of varying maturities, which may be represented by forwards or derivatives, such as options, futures contracts, or swap agreements.

Total Stock Market Index	MFC Global Investment Management (U.S.A.) Limited	To seek to approximate the aggregate total return of a broad U.S. domestic equity market index. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) at the time of investment in the common stocks that are included in the Dow Jones Wilshire 5000 Index,* and securities (which may or may not be included in the Dow Jones Wilshire 5000 Index) that the subadviser believes as a group will behave in a manner similar to the index.

U.S. Core	Davis Selected Advisers, L.P.	To seek a high total return. Under normal market conditions, the portfolio invests at least 80% of its net assets in investments tied economically to the U.S., and it typically invests in equity investments in U.S. companies whose stocks are included in the S&P 500 Index* or in companies with size and growth characteristics similar to companies that issue stocks included in the Index.

U.S. Government Securities	Western Asset Management Company	To obtain a high level of current income consistent with preservation of capital and maintenance of liquidity. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in debt obligations and mortgage-backed securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities and derivative securities such as collateralized mortgage obligations backed by such securities and futures contracts. The portfolio may invest the balance of its assets in non-U.S. Government securities including, but not limited to, fixed rate and adjustable rate mortgage-backed securities, asset-backed securities, corporate debt securities and money market instruments.

U.S. High Yield Bond	Wells Capital Management, Incorporated	To seek total return with a high level of current income. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowing for investment purposes) in U.S. corporate debt securities that are, at the time of investment, below investment grade, including preferred and other convertible securities in below investment grade debt securities (sometimes referred to as junk bonds or high yield securities). The portfolio also invests in corporate debt securities and may buy preferred and other convertible securities and bank loans.

U.S. Large Cap	Capital Guardian Trust Company	To seek long-term growth of capital and income. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity and equity-related securities of U.S. companies with market capitalizations, at the time of investment, greater than $500 million.

Utilities	Massachusetts Financial Services Company	To seek capital growth and current income (income above that available from the portfolio invested entirely in equity securities). Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowing for investment purposes) in securities of companies in the utilities industry. Securities in the utilities industry may include equity and debt securities of domestic and foreign companies (including emerging markets).

Value	Van Kampen	To realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk. Under normal market conditions, the portfolio invests in equity securities of companies with capitalizations, at the time of investment, similar to the market capitalization of companies in the Russell MidCap Value Index.*

Brandes International Equity (a series of M Fund, Inc.)	Brandes Investment Partners, LP	To seek to provide long-term capital appreciation. The portfolio invests mainly in equity securities of foreign issuers, including common stocks, preferred stocks and securities that are convertible into common stocks. The portfolio focuses on stocks with capitalizations of $1 billion or more. The portfolio also may invest in emerging market securities.

Business Opportunity Value (a series of M Fund, Inc.)	Iridian Asset Management LLC	To seek to provide long-term capital appreciation. The portfolio invests primarily in equity securities of U.S. issuers in the large-to-medium-capitalization segment of the U.S. stock market.

Portfolio	Portfolio Manager	Investment Objective and Strategy
Frontier Capital Appreciation (a series of M Fund, Inc.)	Frontier Capital Management Company, LLC	To seek to provide maximum capital appreciation. The portfolio invests in common stock of U.S. companies of all sizes, with emphasis on stocks of companies with capitalizations that are consistent with the capitalizations of those companies found in the Russell 2500 Index.*

Turner Core Growth (a series of M Fund, Inc.)	Turner Investment Partners, Inc.	To seek to provide long-term capital appreciation. The portfolio invests mainly in common stocks of U.S. companies that the subadviser believes have strong earnings growth potential.

*

“Dow Jones Wilshire 5000 Index ®” is a trademark of Wilshire Associates. “MSCI All Country World ex US Index” is a trademark of Morgan Stanley & Co. Incorporated. “Russell 1000, ®” “Russell 2000, ®” “Russell 2500, ®” “Russell 3000, ®” “Russell MidCap, ®” and “Russell MidCap Value ®” are trademarks of Frank Russell Company. “S&P 500, ®” “S&P MidCap 400, ®” and “S&P SmallCap 600 ® ” are trademarks of The McGraw-Hill Companies, Inc. None of the portfolios are sponsored, endorsed, managed, advised, sold or promoted by any of these companies, and none of these companies make any representation regarding the advisability of investing in the portfolios.

The indexes referred to in the portfolio descriptions track companies having the ranges of approximate market capitalization, as of February 29, 2008, set out below:

Dow Jones Wilshire 5000 Index — $25 million to $468.29 billion

MSCI All Country World Ex US Index — $56 million to $309 billion

Russell 1000 Index — $302 million to $468.29 billion

Russell 2000 Index — $25 million to $7.68 billion

Russell 2500 Index — $25 million to $16.12 billion

Russell 3000 Index — $25 million to $468.29 billion

Russell MidCap Index — $302 million to $49.3 billion

Russell MidCap Value Index — $463 million to $49.3 billion

S&P 500 Index — $744 million to $468.29 billion

S&P MidCap 400 Index — $302 million to $11.13 billion

S&P SmallCap 600 Index — $65 million to $5.26 billion

**	The Lehman Brothers Aggregate Bond Index is a bond index. A bond index relies on indicators such as quality, liquidity, term and duration as relevant measures of performance.

You bear the investment risk of any portfolio you choose as an investment option for your policy. A full description of each portfolio, including the investment objectives, policies and restrictions of, and the risks relating to investments in, each portfolio is contained in the portfolio prospectuses. The portfolio prospectuses should be read carefully before allocating purchase payments to an investment option.

If the shares of a portfolio are no longer available for investment or in our judgment investment in a portfolio becomes inappropriate, we may eliminate the shares of a portfolio and substitute shares of another portfolio of the Trust or another open-end registered investment company. Substitution may be made with respect to both existing investments and the investment of future purchase payments. However, we will make no such substitution without first notifying you and obtaining approval of the appropriate insurance regulatory authorities and the SEC (to the extent required by the 1940 Act).

We will purchase and redeem series fund shares for the Account at their net asset value without any sales or redemption charges. Shares of a series fund represent an interest in one of the funds of the series fund which corresponds to a subaccount of the Account. Any dividend or capital gains distributions received by the Account will be reinvested in shares of that same fund at their net asset value as of the dates paid.

On each business day, shares of each series fund are purchased or redeemed by us for each subaccount based on, among other things, the amount of premiums allocated to the subaccount, distributions reinvested, and transfers to, from and among subaccounts, all to be effected as of that date. Such purchases and redemptions are effected at each series fund’s net asset value per share determined for that same date. A “business day” is any date on which the New York Stock Exchange is open for trading. We compute policy values for each business day as of the close of that day (usually 4:00 p.m. Eastern time).

We will vote shares of the portfolios held in the Account at the shareholder meetings according to voting instructions received from persons having the voting interest under the policies. We will determine the number of portfolio shares for which voting instructions may be given not more than 90 days prior to the meeting. Proxy material will be distributed to each person having the voting interest under the contract together with appropriate forms for giving voting instructions. We will vote all portfolio shares that we hold (including our own shares and those we hold in the Account for policy owners) in proportion to the instructions so received. The effect of this proportional voting is that a small number of policy owners can determine the outcome of a vote.

We determine the number of a series fund’s shares held in a subaccount attributable to each owner by dividing the amount of a policy’s account value held in the subaccount by the net asset value of one share in the series fund. Fractional votes will be counted. We determine the number of shares as to which the owner may give instructions as of the record date for a series fund’s meeting. Owners of policies may give instructions regarding the election of the Board of Trustees or Board of Directors of a series fund, ratification of the selection of independent auditors, approval of series fund investment advisory agreements and other matters requiring a shareholder vote. We will furnish owners with information and forms to enable owners to give voting instructions. However, we may, in certain limited circumstances permitted by the SEC’s rules, disregard voting instructions. If we do disregard voting instructions, you will receive a summary of that action and the reasons for it in the next semi-annual report to owners.

The voting privileges described above reflect our understanding of applicable Federal securities law requirements. To the extent that applicable law, regulations or interpretations change to eliminate or restrict the need for such voting privileges, we reserve the right to proceed in accordance with any such revised requirements. We also reserve the right, subject to compliance with applicable law, including approval of owners if so required, (1) to transfer assets determined by John Hancock NY to be associated with the class of policies to which your policy belongs from the Account to another separate account or subaccount, (2) to deregister the Account under the 1940 Act, (3) to substitute for the fund shares held by a subaccount any other investment permitted by law, and (4) to take any action necessary to comply with or obtain any exemptions from the 1940 Act. Any such change will be made only if, in our judgment, the change would best serve the interests of owners of policies in your policy class or would be appropriate in carrying out the purposes of such policies. We would notify owners of any of the foregoing changes and to the extent legally required, obtain approval of affected owners and any regulatory body prior thereto. Such notice and approval, however, may not be legally required in all cases.

Description of John Hancock NY

John Hancock NY is a stock life insurance company organized under the laws of New York on February 10, 1992. Our principal office is located at 100 Summit Lake Drive, Second Floor, Valhalla, New York 10595. We are a wholly-owned subsidiary of John Hancock Life Insurance Company (U.S.A.). Our ultimate parent is Manulife Financial Corporation (“MFC”), a publicly traded company based in Toronto, Canada. MFC is the holding company of The Manufacturers Life Insurance Company and its subsidiaries, collectively known as Manulife Financial. However, neither John Hancock NY nor any of its affiliated companies guarantees the investment performance of the Account.

We have received the following ratings from independent rating agencies:

A++ A.M. Best Superior

Companies have a very strong ability to meet their obligations; 1st category of 15

AA+ Fitch Ratings

Very strong capacity to meet policyholder and contract obligations; 2nd category of 9

AAA Standard & Poor’s

Extremely strong financial security characteristics; 1st category of 8

These ratings, which are current as of the date of this prospectus and are subject to change, are assigned as a measure of John Hancock NY’s ability to honor any guarantees provided by the policy and any applicable optional riders, but do not specifically relate to its products, the performance (return) of these products, the value of any investment in these products upon withdrawal or to individual securities held in any portfolio. These ratings do not apply to the safety and performance of the Separate Account.

Description of Separate Account B

The investment accounts shown on page 1 are in fact subaccounts of Separate Account B, a separate account operated by us under New York law. The Account meets the definition of “separate account” under the Federal securities laws and is registered as a unit investment trust under the 1940 Act. Such registration does not involve supervision by the SEC of the management of the Account or of us.

The Account’s assets are our property. Each policy provides that amounts we hold in the Account pursuant to the policies cannot be reached by any other persons who may have claims against us and can’t be used to pay any indebtedness of John

Hancock NY other than those arising out of policies that use the Account. Income, gains and losses credited to, or charged against, the Account reflect the Account’s own investment experience and not the investment experience of John Hancock NY’s other assets.

New subaccounts may be added and made available to policy owners from time to time. Existing subaccounts may be modified or deleted at any time.

The fixed account options

Our obligations under any fixed account option are backed by our general account assets. Our general account consists of assets owned by us other than those in the Account and in other separate accounts that we may establish. Subject to applicable law, we have sole discretion over the investment of assets of the general account and policy owners do not share in the investment experience of, or have any preferential claim on, those assets. Instead, we guarantee that the policy value allocated to any fixed account will accrue interest daily at an effective annual rate that we determine without regard to the actual investment experience of the general account. We currently offer two fixed account options — the standard fixed account, and the enhanced yield fixed account offered as a supplementary benefit rider. The effective annual rate we declare for the fixed account options will never be less than 3%. We reserve the right to offer one or more additional fixed accounts with characteristics that differ from those of the current fixed account options, but we are under no obligation to do so.

Because of exemptive and exclusionary provisions, interests in our fixed account options have not been and will not be registered under the Securities Act of 1933 (“1933 Act”) and our general account has not been registered as an investment company under the 1940 Act. Accordingly, neither the general account nor any interests therein are subject to the provisions of these acts, and we have been advised that the staff of the SEC has not reviewed the disclosure in this prospectus relating to any fixed account. Disclosure regarding fixed accounts may, however, be subject to certain generally-applicable provisions of the Federal securities laws relating to accuracy and completeness of statements made in prospectuses.

The death benefit

In your application for the policy, you will tell us how much life insurance coverage you want on the life of the insured person. This is called the “Total Face Amount.” Total Face Amount is composed of the Base Face Amount and any Supplemental Face Amount you elect. The Supplemental Face Amount you can have generally cannot exceed 900% of the Base Face Amount at the Issue Date. Thereafter, scheduled and unscheduled increases to the Supplemental Face Amount cannot exceed 400% of the Total Face Amount at the Issue Date. There are a number of factors you should consider in determining whether to elect coverage in the form of Base Face Amount or in the form of Supplemental Face Amount. These factors are discussed under “Base Face Amount vs. Supplemental Face Amount” below.

When the insured person dies, we will pay the death benefit minus any outstanding policy debt and unpaid fees and charges. There are two ways of calculating the death benefit. You must choose which one you want in the application. The two death benefit options are described below.

•	Option 1 - The death benefit will equal the greater of (1) the Total Face Amount plus any amount payable under a supplementary benefit rider, or (2) the minimum death benefit (as described below).

•

Option 2 - The death benefit will equal the greater of (1) the Total Face Amount plus any amount payable under a supplementary benefit rider, plus the policy value on the date of death, or (2) the minimum death benefit.

For the same premium payments, the death benefit under Option 2 will tend to be higher than the death benefit under Option 1. On the other hand, the monthly insurance charge will be higher under Option 2 to compensate us for the additional insurance risk. Because of that, the policy value will tend to be higher under Option 1 than under Option 2 for the same premium payments.

Limitations on payment of death benefit

If the insured person commits suicide within 2 years from the Issue Date of the policy, the amount payable will be equal to the premiums paid, less the amount of any policy debt on the date of death, and less any withdrawals.

Also, if an application misstated the age or gender of the insured person, we will adjust, if necessary, the Base Face Amount, any Supplemental Face Amount, and every other benefit to which would have been purchased at the correct age or gender by the most recent cost of insurance charges or as otherwise provided by your policy.

Base Face Amount vs. Supplemental Face Amount

As noted above, you should consider a number of factors in determining whether to elect coverage in the form of Base Face Amount or in the form of Supplemental Face Amount. Some of these factors include the following:

•

As shown in the Fee Tables, the charge per $1,000 of Base Face Amount is higher than the per $1,000 charge of Supplemental Face Amount. This means for the same amount of Total Face Amount, your Face Amount charges deducted from policy value will be higher if you elect greater proportions of Base Face Amount at issue versus Supplemental Face Amount.

•

However, if you elect greater proportions of Supplemental Face Amount coverage at issue, the guaranteed limit upon the asset-based risk charge we provide will be higher. As shown in the Fee Tables, the “maximum” guaranteed charge of [ ]% of policy value is for a policy with [ ]% [ ] Amount at issue. A policy with [ ]% [ ]Face Amount at issue would have a guaranteed charge of [ ]%; whereas a policy with [ ]% [ ] Amount at issue would have a guaranteed charge of [ ]%. Please see the Fee Tables for a description of the guaranteed and current asset-based risk charges in all policy years. The asset-based risk charge percentages assessed on a current basis may be the same for both Base Face Amount and Supplemental Face Amount.

•

Also, after the insured person reaches or would have reached age 121, any Supplemental Face Amount will terminate. If your priority is to maximize the death benefit when the insured person reaches or would have reached age 121, then you may wish to maximize the proportion of the Base Face Amount.

The lower Face Amount charges applied to Supplemental Face Amount will tend to result in higher cash value accumulation, or alternatively lower premium payments, for the same amount of death benefit compared to Base Face Amount coverage. However, if the Company should increase the asset-based risk charges under your policy to the maximum limits, the higher guaranteed asset-based risk charge resulting from a higher amount of Supplemental Face Amount at issue could increase the policy’s risk of lapse, requiring additional premium payments. You should also consider that the amount of compensation paid to the selling broker-dealer will be higher if you elect greater proportions of Base Face Amount coverage at issue.

Ultimately, individual needs and objectives vary. You should discuss your individual needs with your registered representative.

The minimum death benefit

In order for a policy to qualify as life insurance under Federal tax law, there has to be a minimum amount of insurance in relation to policy value. There are two tests that can be applied under Federal tax law — the “guideline premium test” and the “cash value accumulation test.” You must elect which test you wish to have applied at issue. Once elected, the test cannot be changed without our approval.

Under the guideline premium test, we compute the minimum death benefit each business day by multiplying the policy value on that date by the death benefit factor applicable on that date. Factors for some ages are shown in the table below:

Attained Age	Applicable Factor
40 and under	250%
45	215%
50	185%
55	150%
60	130%
65	120%
70	115%
75	105%
90	105%
95 and above	100%

A table showing the factor for each age will appear in the policy.

Under the cash value accumulation test, we compute the minimum death benefit each business day by multiplying the policy value on that date by the death benefit factor applicable on that date. The factor decreases as attained age increases. A table showing the factor for each age will appear in the policy.

The cash value accumulation test may be preferable if you want to fund the policy so that the minimum death benefit will increase earlier than would be required under the guideline premium test, or if you want to fund the policy at the “7 pay” limit for the full 7 years (see “Tax considerations”).

To the extent that the calculation of the minimum death benefit under the selected life insurance qualification test causes the death benefit to exceed our limits, we reserve the right to return premiums or distribute a portion of the policy value so that the resulting amount of insurance is maintained within our limits. Alternatively, if we should decide to accept the additional amount of insurance, we may require additional evidence of insurability.

When the insured person reaches 121

At and after the policy anniversary nearest the insured person’s 121st birthday, the following will occur:

•	We will stop any monthly deduction charges.

•	We will stop accepting any premium payments.

•	We will not allow any new loans and loan interest will continue to be charged if there is an outstanding loan.

•	We will no longer process withdrawals.

•	We will continue to credit interest to a fixed account.

•	We will continue to accept loan repayments on existing loans.

•	Any Supplemental Face Amount will terminate (see “Base Face Amount vs. Supplemental Face Amount”).

Requesting an increase in coverage

After the first policy year, you may make a written request for an unscheduled increase in Supplemental Face Amount, subject to the maximum limit stated in your policy. Unscheduled increases are also subject to a charge for [ ] years from the date of the increase as described in the Fee Tables. We must receive your written request within two months of your next policy anniversary. Generally, each such increase must be at least $50,000. However, you will have to provide us with evidence that the insured person qualifies for the same risk classification that applied to them at issue. An approved increase will take effect on the policy anniversary on or next following the date we approve the request. If you elect unscheduled increases to your Supplemental Face Amount when you apply for the policy, you may not elect to purchase the Return of Premium Death Benefit Rider.

Requesting a decrease in coverage

After the first policy year, we may approve a reduction in the Base Face Amount or the Supplemental Face Amount, but only if:

•	the remaining Total Face Amount will be at least $100,000,

•	the remaining Base Face Amount will be at least $50,000, and

•	the remaining Total Face Amount will at least equal the minimum required by the tax laws to maintain the policy’s life insurance status.

An approved decrease will take effect on the monthly deduction date on or next following the date we approve the request. We reserve the right to require that the Supplemental Face Amount be fully depleted before the Base Face Amount can be reduced.

Change of death benefit option

The death benefit option may be changed from Option 2 to Option 1 after the first policy year. We reserve the right to limit a request for a change if the change would cause the policy to fail to qualify as life insurance for tax purposes.

A change in the death benefit option from Option 2 to Option 1 will result in a change in the policy’s Total Face Amount, in order to avoid any change in the amount of the death benefit. The new Total Face Amount will be equal to the Total Face Amount prior to the change plus the policy value as of the date of the change. The change will take effect on the monthly deduction date on or next following the date the written request for the change is received at our Service Office.

If you change the death benefit option, the Federal tax law test (“guideline premium test” or “cash value accumulation test”) that you elected at issue will continue to apply. Please read “The minimum death benefit” for more information about these Federal tax laws tests.

Tax consequences of coverage changes

A change in the death benefit option or Total Face Amount will often change the policy’s limits under the Federal tax law test that you elected. To avoid having the policy cease to qualify as life insurance for tax purposes, we reserve the right to (i) refuse or limit a change in the death benefit option or Total Face Amount and (ii) change the Guideline Single Premium or Guideline Level Premium, as applicable. Please read “Tax considerations” to learn about possible tax consequences of changing your insurance coverage under the policy.

Your beneficiary

You name your beneficiary when you apply for the policy. The beneficiary is entitled to the proceeds we pay following the insured person’s death. You may change the beneficiary during the insured person’s lifetime. Such a change requires the consent of any named irrevocable beneficiary. A new beneficiary designation will not affect any payments we make before we receive it. If no beneficiary is living when the insured person dies, we will pay the insurance proceeds to the owner or the owner’s estate.

Ways in which we pay out policy proceeds

You may choose to receive proceeds from the policy as a single sum. This includes proceeds that become payable because of death or surrender. Alternatively, you can select to have proceeds of $1,000 or more applied to any of the other payment options we may offer at the time. You cannot choose an option if the monthly payments under the option would be less than $50. We will issue a supplementary agreement when the proceeds are applied to any alternative payment option. That agreement will spell out the terms of the option in full. If no alternative payment option is chosen, proceeds may be paid as a single sum.

Changing a payment option

You can change the payment option at any time before the proceeds are payable. If you haven’t made a choice, the payee of the proceeds has a prescribed period in which he or she can make that choice.

Tax impact of payment option chosen

There may be tax consequences to you or your beneficiary depending upon which payment option is chosen. You should consult with a qualified tax adviser before making that choice.

Premiums

Planned premiums

The Policy Specifications page of your policy will show the “Planned Premium” for the policy. You choose this amount in the policy application. You will also choose how often to pay premiums — annually, semi-annually, quarterly or monthly. The premium reminder notice we send you is based on the amount and period you choose. However, payment of Planned Premiums is not necessarily required. You need only pay enough premium to keep the policy in force (see “Lapse and reinstatement”).

Minimum initial premium

The Minimum Initial Premium is set forth in the Policy Specifications page of your policy. After the payment of the initial premium, premiums may be paid at any time and in any amount until the insured person’s attained age 121, subject to the limitations on premium amount described below.

Maximum premium payments

Federal tax law limits the amount of premium payments you can make relative to the amount of your policy’s insurance coverage. We will not knowingly accept any amount by which a premium payment exceeds this limit. If you exceed certain other limits, the law may impose a penalty on amounts you take out of your policy. More discussion of these tax law requirements is provided under “Tax considerations.”

Large premium payments may expose us to unanticipated investment risk. In addition, in order to limit our investment risk exposure under certain market conditions, we may refuse to accept additional premium payments. This may be the case, for example, in an environment of decreasing interest rates, where we may not be able to acquire investments for our general account that will sufficiently match the liabilities we are incurring under our fixed account guarantees. Excessive allocations may also interfere with the effective management of our variable investment account portfolios, if we are unable to make an orderly investment of the additional premium into the portfolios. Also, we may refuse to accept an amount of additional premium if the amount of the additional premium would increase our insurance risk exposure, and the insured person doesn’t provide us with adequate evidence that he or she continues to meet our requirements for issuing insurance.

We will notify you in writing of our refusal to accept additional premium under these provisions within three days following the date that it is received by us, and will promptly thereafter take the necessary steps to return the premium to you. Notwithstanding the foregoing limits on the additional premium that we will accept, we will not refuse to accept any premium necessary to prevent the policy from terminating.

Processing premium payments

No premiums will be accepted prior to our receipt of a completed application at our Service Office. All premiums received prior to the Issue Date of the policy will be held in the general account and credited with interest from the date of receipt at the rate then being earned on amounts allocated to the Money Market B investment account. All premiums received on or after the Issue Date, but prior to the Allocation Date, will be held in the Money Market B investment account. The “Allocation Date” of the policy is the 10th day after the Issue Date. The Issue Date is shown on the Policy Specifications page of the policy. On the Allocation Date, the Premiums paid plus interest credited, if any, will be allocated among the investment accounts or the fixed account in accordance with the policy owner’s instructions.

Any Premium received on or after the Allocation Date will be allocated among investment accounts or the fixed account as of the business day on or next following the date the premium is received at the Service Office. Monthly deductions are normally due on the Policy Date and at the beginning of each policy month thereafter. However, if the monthly deductions are due prior to the Contract Completion Date, they will be deducted from policy value on the Contract Completion Date instead of the dates they were due (see “Procedures for issuance of a policy” for the definition of “Contract Completion Date”).

Payment of premiums will not guarantee that the policy will stay in force. Conversely, failure to pay premiums will not necessarily cause the policy to lapse.

Ways to pay premiums

If you pay premiums by check or money order, they must be drawn on a U.S. bank in U.S. dollars and made payable to “John Hancock.” We will not accept credit card checks. We will not accept starter or third party checks if they fail to satisfy our administrative requirements. Premiums after the first must be sent to the John Hancock NY Service Office at the appropriate address shown on the back cover of this prospectus. We will also accept premiums by wire or by exchange from another insurance company.

Lapse and reinstatement

Lapse

A policy will go into default if at the beginning of any policy month the policy’s net cash surrender value would be zero or below after deducting the monthly deductions then due. Therefore, a policy could lapse eventually if increases in policy value (prior to deduction of policy charges) are not sufficient to cover policy charges. A lapse could have adverse tax consequences as described under “Tax considerations.” We will notify you of the default and will allow a 61 day grace period in which you may make a premium payment sufficient to bring the policy out of default. The required payment will be equal to the amount necessary to bring the net cash surrender value to zero, if it was less than zero on the date of default, plus the monthly deductions due at the date of default and payable at the beginning of each of the two policy months thereafter. If the required payment is not received by the end of the grace period, the policy will terminate (i.e., “lapse”) with no value.

Death during grace period

If the insured person should die during the grace period, the policy value used in the calculation of the death benefit will be the policy value as of the date of default and the insurance benefit will be reduced by any outstanding monthly deductions due at the time of death.

Reinstatement

By making a written request, you can reinstate a policy that has gone into default and terminated at any time within the three-year period following the date of termination subject to the following conditions:

(a)	You must provide to us evidence of the insured person’s insurability that is satisfactory to us; and

(b)	You must pay a premium equal to the amount that was required to bring the policy out of default immediately prior to termination, plus the amount needed to keep the policy in force for at least the next 3 policy months.

If the reinstatement is approved, the date of reinstatement will be the later of the date we approve your request or the date the required payment is received at our Service Office. The policy value on the date of reinstatement, prior to the crediting of any Premium paid in connection with the reinstatement, will be equal to the policy value on the date the policy terminated. Any policy debt not paid upon termination of a policy will be reinstated if the policy is reinstated.

Generally, the suicide exclusion and incontestability provision will apply from the effective date of the reinstatement. Your policy will indicate if this is not the case. A surrendered policy cannot be reinstated. You must pay a premium equal to the amount necessary to bring the net cash surrender value to zero plus the three times the monthly deductions due on the date of default.

The policy value

We allocate your premium as described under “Processing Premium payments.” There are no deductions taken at the time you make a payment. However, a deferred premium charge will be calculated and included in the monthly deductions (see “Description of charges at the policy level”).

Over time, the amount you’ve invested in any investment account will increase or decrease the same as if you had invested the same amount directly in the corresponding underlying portfolio and had reinvested all portfolios’ dividends and distributions in additional portfolio shares, except that we will deduct certain additional charges which will reduce your policy value. We describe these charges under “Description of charges at the policy level.”

We calculate the unit values for each investment account once every business day as of the close of trading on the New York Stock Exchange, usually 4:00 p.m. Eastern time. Sales and redemptions within any investment account will be transacted using the unit value next calculated after we receive your request either in writing or other form that we specify. If we receive your request before the close of our business day, we’ll use the unit value calculated as of the end of that business day. If we receive your request at or after the close of our business day, we’ll use the unit value calculated as of the end of the next business day. If a scheduled transaction falls on a day that is not a business day, we’ll process it as of the end of the next business day.

The amount you’ve invested in any fixed account will earn interest at the rates we declare from time to time. For any fixed account, we guarantee that this rate will be at least 3%. If you want to know what the current declared rate is for any fixed account, just call or write to us. The asset-based risk charge only applies to that portion of the policy value held in the investment accounts. The charge determined does not apply to any fixed account. Otherwise, the policy level charges applicable to any fixed account are the same as those applicable to the investment accounts. We reserve the right to offer one or more additional fixed accounts with characteristics that differ from those of the current fixed account, but we are under no obligation to do so.

Asset Credit

Starting in the [    ]th policy year, we will credit your policy value monthly, on the date we calculate your monthly deductions, with an amount equal to the percentage credit listed below multiplied by the policy value in your investment accounts on this date. The asset credit does not apply to the loan account or any fixed account. The asset credit percentage is is [ %] per month in policy year [ ] and thereafter. We add the credit to the same investment accounts from which we take your monthly deductions.

Allocation of future premium payments

At any time, you may change the accounts (fixed or investment) in which future premium payments will be invested. You make the original allocation in the application for the policy. The percentages you select must be in whole numbers and must total 100%.

Transfers of existing policy value

You may also transfer your existing policy value from one account (fixed or investment) to another. To do so, you must tell us how much to transfer, either as a whole number percentage or as a specific dollar amount. A confirmation of each transfer will be sent to you. Without our approval, the maximum amount you may transfer to or from any account in any policy year is $1,000,000.

The policies are not designed for professional market timing organizations or other persons or entities that use programmed or frequent transfers among investment accounts. As a consequence, we have reserved the right to impose limits on the number and frequency of transfers into and out of investment accounts and to impose a fee of up to $25 for any transfer beyond an annual limit (which will not be less than 12). No transfer fee will be imposed on any transfer from an investment account into a fixed account if the transfer occurs during the following periods:

•	within 18 months after the policy’s Issue Date, or

•	within 60 days after the later of the effective date of a material change in the investment objectives of any investment account or the date you are notified of the change.

Subject to the restrictions set forth below, you may transfer existing policy value into or out of investment accounts. Transfers out of a fixed account are subject to additional limitations noted below.

Our current practice is to restrict transfers into or out of investment accounts to two per calendar month (except with respect to those policies described in the following paragraphs). For purposes of this restriction, and in applying the limitation on the number of free transfers, any transfers made during the period from the opening of a business day (usually 9:00 a.m. Eastern time) to the close of that business day (usually 4:00 p.m. Eastern time) are considered one transfer. You may, however, transfer to the Money Market B investment account even if the two transfer per month limit has been reached, but only if 100% of the account value in all investment accounts is transferred to the Money Market B investment account. If such a transfer to the Money Market B investment account is made, then for the 30 calendar day period after such transfer no transfers from the Money Market B investment account to any other accounts (fixed or investment) may be made. If your policy offers a dollar cost averaging or automatic asset allocation rebalancing program, any transfers pursuant to such program are not considered transfers subject to these restrictions on frequent trading. The restrictions described in this paragraph will be applied uniformly to all policy owners subject to the restrictions.

Policies such as yours may be purchased by a corporation or other entity as a means to informally finance the liabilities created by an employee benefit plan, and to this end the entity may aggregately manage the policies purchased to match its liabilities under the plan. Policies sold under these circumstances are subject to special transfer restrictions. In lieu of the two transfers per month restriction, we will allow the policy owner under these circumstances to rebalance the investment options in its policies within the following limits: (i) during the 10 calendar day period after any policy values are transferred from one investment account into a second investment account, the values can only be transferred out of the second investment account if they are transferred into the Money Market B investment account; and (ii) any policy values that would otherwise not be transferable by application of the 10 day limit described above and that are transferred into the Money Market B investment account may not be transferred out of the Money Market B investment account into any other accounts (fixed or investment) for 30 calendar days. The restrictions described in this paragraph will be applied uniformly to all policy owners subject to the restrictions.

Subject to our approval, we may offer policies purchased by a corporation or other entity that has purchased policies to match its liabilities under an employee benefit plan, as described above, the ability to electronically rebalance the investment options in its policies. Under these circumstances, in lieu of imposing any specific limit upon the number and timing of transfers, we will monitor aggregate trades among the subaccounts for frequency, pattern and size for potentially harmful investment practices. If we detect trading activity that we believe may be harmful to the overall operation of any investment account or underlying portfolio, we may impose conditions on policies employing electronic rebalancing to submit trades, including setting limits upon the number and timing of transfers, and revoking privileges to make trades by any means other than written communication submitted via U.S. mail.

While we seek to identify and prevent disruptive frequent trading activity, it may not always be possible to do so. Therefore no assurance can be given that the restrictions we impose will be successful in preventing all disruptive frequent trading and avoiding harm to long-term investors. The restrictions described in these paragraphs will be applied uniformly to all policy holders subject to the restrictions.

Rule 22c-2 under the 1940 Act requires us to provide tax identification numbers and other policy owner transaction information to the Trust or to other investment companies in which the Separate Account invests, at their request. An investment company will use this information to identify any pattern or frequency of investment account transfers that may violate their frequent trading policy. An investment company may require us to impose trading restrictions in addition to those described above if violations of their frequent trading policy are discovered.

The most you can transfer at any one time out of the enhanced yield fixed account is the greater of (i) the fixed account maximum transfer amount of $2,000, or (ii) the enhanced yield fixed account maximum transfer percentage of 10% multiplied by the amount in the enhanced yield fixed account on the immediately preceding policy anniversary. Transfers out of the standard fixed account option are limited to the greater of (i) the fixed account maximum transfer amount of $2,000, or (ii) the standard fixed account maximum transfer percentage of 25% multiplied by the amount of the fixed account on the immediately preceding policy anniversary. Any transfer which involves a transfer out of a fixed account may not involve a transfer to the Money Market B investment account.

We reserve the right to impose a minimum amount limit on transfers out of any fixed account. We also reserve the right to impose different restrictions on any additional fixed account that we may offer in the future.

Dollar cost averaging. We may offer policy owners a dollar cost averaging (“DCA”) program. Under the DCA program, you will designate an amount that will be transferred monthly from one investment account into any other investment account(s) or the fixed accounts(s). If insufficient funds exist to effect a DCA transfer, the transfer will not be effected and you will be so notified. No fee is charged for this program.

We reserve the right to cease to offer this program as of 90 days after written notice is sent to you.

Asset allocation balancer transfers. Under the asset allocation balancer program you will designate an allocation of policy value among investment accounts. We will move amounts among the investment accounts at specified intervals you select - annually, semi-annually, quarterly or monthly. A change to your premium allocation instructions will automatically result in a change in asset allocation balancer instructions so that the two are identical unless you either instruct us otherwise or have elected the dollar cost averaging program. No fee is charged for this program.

We reserve the right to cease to offer this program as of 90 days after written notice is sent to you.

Surrender and withdrawals

Surrender

You may surrender your policy in full at any time. If you do, we will pay you the policy value less any policy debt. This is called your “net cash surrender value.” If you surrender your policy in connection with the purchase of a replacement policy, including a replacement intended to qualify as a tax free exchange under Section 1035 of the Internal Revenue Code, there may also be a replacement fee deducted from the net cash surrender value. You must return your policy when you request a surrender. We will process surrenders on the day we receive the surrender request (unless such day is not a business day, in which case we will process surrenders as of the business day next following the date of the receipt).

Withdrawals

After the first policy year, you may make a withdrawal of part of your net cash surrender value once in each policy month. Generally, each withdrawal must be at least $500. We will automatically reduce the policy value of your policy by the amount of the withdrawal. Unless otherwise specified by you, each account (fixed and investment) will be reduced in the same proportion as the policy value is then allocated among them. We will not permit a withdrawal if it would cause your net cash surrender value to fall below 3 months’ worth of monthly deductions (see “Deductions from policy value”). We also reserve the right to refuse any withdrawal that would cause the policy’s Total Face Amount to fall below $100,000 or the Base Face Amount to fall below $50,000.

Because it reduces the policy value, any withdrawal will reduce your death benefit under either Option 1 or Option 2 (see “The death benefit”). Under Option 1, such a withdrawal may also reduce the Total Face Amount. Generally, any such reduction in the Total Face Amount will be implemented by first reducing any Supplemental Face Amount then in effect. You should consider a number of factors in determining whether to continue coverage in the form of Base Face Amount or Supplemental Face Amount (see “Base Face Amount vs. Supplemental Face Amount”). If such a reduction in Total Face Amount would cause the policy to fail the Internal Revenue Code’s definition of life insurance, we will not permit the withdrawal.

Policy loans

You may borrow from your policy at any time by completing a form satisfactory to us. The maximum amount you can borrow is the greater of (i) 90% of net cash surrender value and (ii) the amount determined as set out below.

•	We first determine the net cash surrender value of your policy.

•	We then subtract an amount equal to the monthly deductions then being deducted from policy value times the number of full policy months until the next policy anniversary.

•	We then multiply the resulting amount by the difference between the effective annual rate then being charged on loans and the effective annual rate then being credited on the loan account.

•	We then subtract the third item above from the second item above.

The minimum amount of each loan is $500. The interest charged on any loan is an effective annual rate of 4.00% in the first 10 policy years and 3.00% thereafter. However, we reserve the right to increase the percentage after the tenth policy year to as much as 3.25%. Accrued interest will be added to the loan daily and will bear interest at the same rate as the original loan amount. Unless otherwise specified by you, the amount of the loan is deducted from the accounts (fixed and investment) in the same proportion as the policy value is then allocated among them. The amount of the loan is then placed in a special loan account. This special loan account will earn interest at an effective annual rate of 3.00%. The tax consequences of a loan interest credited differential of 0% are unclear. You should consult a tax adviser before effecting a loan to evaluate possible tax consequences. If we determine that a loan will be treated as a taxable distribution because of the differential between the loan interest rate and the rate being credited on the special loan account, we reserve the right to increase the rate charged on the loan to a rate that would, in our reasonable judgment, result in the transaction being treated as a loan under Federal tax law. The right to increase the rate charged on the loan is restricted in some states. Please see your John Hancock NY representative for details. We process policy loans as of the business day on or next following the day we receive the loan request.

Repayment of policy loans

You can repay all or part of a loan at any time. Each repayment will be allocated among the accounts as set out below.

•	The same proportionate part of the loan as was borrowed from any fixed account will be repaid to that fixed account.

•	The remainder of the repayment will be allocated among the accounts in the same way a new premium payment would be allocated (unless otherwise specified by you).

If you want a payment to be used as a loan repayment, you must include instructions to that effect. Otherwise, all payments will be assumed to be premium payments. We process loan repayments as of the day we receive the repayment.

Effects of policy loans

The policy value, the net cash surrender value, and any death benefit are permanently affected by any loan, whether or not it is repaid in whole or in part. This is because the amount of the loan is deducted from the accounts and placed in a special loan account. The accounts and the special loan account will generally have different rates of investment return.

The amount of the outstanding loan (which includes accrued and unpaid interest) is subtracted from the amount otherwise payable when the policy proceeds become payable.

Taking out a loan on the policy increases the risk that the policy may lapse because of the difference between the interest rate charged on the loan and the interest rate credited to the special loan account. Also, whenever the outstanding loan equals or exceeds your policy value after the insured person reaches age 121, the policy will terminate 31 days after we have mailed notice of termination to you (and to any assignee of record at such assignee’s last known address) specifying the amount that must be paid to avoid termination, unless a repayment of at least the amount specified is made within that period. Policy loans may also result in adverse tax consequences under certain circumstances (see “Tax considerations”).

Description of charges at the policy level

Deductions from policy value

•

Deferred premium charge - At the end of each policy year, we calculate a deferred premium charge on the basis of the total of the premiums paid during that policy year, multiplied by a rate not to exceed [    ]% ([    ]% on a cumulative basis). The premium charge is then assessed monthly over [    ] policy years in [    ] equal monthly amounts.

•	Administrative charge - A monthly charge to help cover our administrative costs. This is a flat dollar charge of $[ ].

•

Base Face Amount charge - A monthly charge (currently during the first [    ] policy years) to primarily help cover sales costs. To determine the charge we multiply the amount of Base Face Amount at issue by a rate which varies by duration (policy year) and by the insured person’s sex, risk classification, and issue age. We reserve the right to increase the rate and the charge period (see Fee Table).

•

Supplemental Face Amount charge - A monthly charge (currently during the first [    ] policy years) to primarily help cover sales costs. To determine the charge we multiply the amount of Supplemental Face Amount at issue by a rate which varies by duration (policy year) and by the insured person’s sex, risk classification, and issue age. We reserve the right to increase the rate and the charge period (see Fee Table).

•

Unscheduled Supplemental Face Amount Increase charge - A monthly charge assessed against the policy value for each unscheduled increase in Supplemental Face Amount. The charge is determined by multiplying the amount of the unscheduled increase in Supplemental Face Amount by the applicable rate for [    ] years from the date of the increase.

•

Cost of insurance charge - A monthly charge for the cost of insurance. To determine the charge, we multiply the net amount of insurance for which we are then at risk by a cost of insurance rate. The rate is derived from an actuarial table. The table in your policy will show the maximum cost of insurance rates. The cost of insurance rates that we currently apply are generally less than the maximum rates. The current rates will never be more than the maximum rates shown in the policy. The cost of insurance we use will depend on age of the insured person at issue, the insurance risk characteristics and (usually) gender of the insured person, and the length of time the policy has been in effect. Regardless of the table used, cost of insurance rates generally increase each year that you own your policy, as the insured person’s age increases. (The insured person’s “age” on any date is his or her age on the birthday nearest that date.) For death benefit Option 1, the net amount at risk is equal to the greater of zero, or the result of (a) minus (b) where:

(a) is the Total Face Amount, plus the death benefit payable under any Supplementary Benefit riders where charges are deducted from the Policy Value and are based on the Net Amount at Risk, as of the first day of the Policy Month, divided by 1.0024663; and

(b) is the policy value as of the first day of the Policy Month after the deduction of all other monthly deductions.

Since the net amount at risk for death benefit Option 1 is based on a formula that includes as factors the death benefit and the policy value, the net amount at risk is affected by the investment performance of the investment accounts chosen, payment of premiums and charges assessed.

If the minimum death benefit is greater than the Total Face Amount, the cost of insurance charge will reflect the amount of that additional benefit.

For death benefit Option 2, the net amount at risk is equal to the Total Face Amount of insurance divided by 1.0024663.

•

Replacement fee - A replacement fee is imposed for the first [    ] policy years if you surrender your policy in connection with the purchase of a replacement policy, including a replacement intended to qualify as a tax free exchange under Section 1035 of the Internal Revenue Code. The fee is a percentage of the premiums we receive in the first policy year that do not exceed the Replacement Fee Calculation Limit stated in your Policy. The percentage applied is dependent upon the policy year during which replacement occurs and grades down proportionately at the beginning of each policy month until it reaches zero. The Replacement Fee Calculation Limit varies by issue age, sex and the amount of Base Face Amount and Supplemental Face Amount elected at issue.

•

Asset-based risk charge - A monthly charge to help cover sales, administrative and other costs. The charge is a percentage of that portion of your policy value allocated to investment accounts. This charge does not apply to any fixed account or the loan account.

•	Supplementary benefits charges - A charge for any supplementary insurance benefits added to the policy by means of a rider.

•	Loan interest rate - The maximum loan interest charged on any loan is shown in the Fee Tables and described under “Policy loans” in this prospectus.

•	Transfer fee - We currently do not impose a fee upon transfers of policy value among the investment options, but reserve the right to do so in the policy (see “Transfers of existing policy value”).

Additional information about how certain policy charges work

Sales expenses and related charges

The deferred premium and Base Face Amount charges help to compensate us for the cost of selling our policies (see “Description of charges at the policy level”). The amount of the charges in any policy year does not specifically correspond to sales expenses for that year. We expect to recover our total sales expenses over the life of the policies. To the extent that the deferred premium and Base Face Amount charges do not cover total sales expenses, the sales expenses may be recovered from other sources, including gains from the asset-based risk charge and other gains with respect to the policies, or from our general assets. Similarly, administrative expenses not fully recovered by the administrative charge may also be recovered from such other sources.

Method of deduction

We deduct the monthly deductions described in the Fee Tables section from your policy’s accounts (fixed and investment) in proportion to the amount of policy value you have in each, unless otherwise specified by you.

Reduced charges for eligible classes

The charges otherwise applicable may be reduced with respect to policies issued to a class of associated individuals or to a trustee, employer or similar entity where we anticipate that the sales to the members of the class will result in lower than normal sales or administrative expenses, lower taxes or lower risks to us. We will make these reductions in accordance with our rules in effect at the time of the application for a policy. The factors we consider in determining the eligibility of a particular group for reduced charges, and the level of the reduction, are as follows: the nature of the association and its organizational framework; the method by which sales will be made to the members of the class; the facility with which premiums will be collected from the associated individuals and the association’s capabilities with respect to administrative tasks; the anticipated lapse and surrender rates of the policies; the size of the class of associated individuals and the number of years it has been in existence; the aggregate amount of premiums paid; and any other such circumstances which result in a reduction in sales or administrative expenses, lower taxes or lower risks. Any reduction in charges will be reasonable and will apply uniformly to all prospective policy purchasers in the class and will not unfairly discriminate against any owner.

Other charges we could impose in the future

Except for a portion of the deferred premium charge, we currently make no charge for our Federal income taxes. However, if we incur, or expect to incur, income taxes attributable to any subaccount of the Account or this class of policies in future years, we reserve the right to make a charge for such taxes. Any such charge would reduce what you earn on any affected investment accounts. However, we expect that no such charge will be necessary.

We also reserve the right to increase the deferred premium charge in order to correspond with changes in the state premium tax levels or in the Federal income tax treatment of the deferred acquisition costs for this type of policy. Currently, state premium tax levels range from 0% to 3.5%.

Under current laws, we may incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If there is a material change in applicable state or local tax laws, we may make charges for such taxes.

Description of charges at the portfolio level

The portfolios must pay investment management fees and other operating expenses. These fees and expenses (shown in the tables of portfolio annual expenses under “Fee Tables”) are different for each portfolio and reduce the investment return of each portfolio. Therefore, they also indirectly reduce the return you will earn on any investment accounts you select. Expenses of the portfolios are not fixed or specified under the terms of the policy, and those expenses may vary from year to year.

Other policy benefits, rights and limitations

Optional supplementary benefit riders you can add

When you apply for a policy, you can request any of the optional supplementary benefit riders that we then make available. Our rules and procedures will govern eligibility for any rider and, in some cases, the configuration of the actual rider benefits. Each rider contains specific details that you should review before you decide to choose the rider. Charges for most riders will be deducted from the policy value. We may change these charges (or the rates that determine them), but not above any applicable maximum amount stated in the Policy Specifications page of your policy. We may add to, delete from or modify the list of optional supplementary benefit riders.

•

Change of Life Insured Rider - This rider is only available to certain owners purchasing the policy in connection with the financing of employee benefit plan obligations. If you elect this rider, you may change the life insured on or after the second policy anniversary. You must have an insurable interest in the new life insured, and the new life insured must consent in writing to the change. We will require evidence which satisfies us of the new life insured’s insurability, and the premiums and charges after the change date will reflect the new life insured’s age, sex, risk classification and any additional rating which applies. Supplementary benefit riders on the old life insured will be canceled as of the change date. Supplementary benefits riders may be added on the new life insured as of the change date, subject to our normal requirements and restrictions for such benefits. The incontestability and suicide provisions of the policy will apply to the entire Face Amount beginning anew as of the change date.

•

Overloan Protection Rider - This rider will prevent your policy from lapsing on any date if policy debt exceeds the death benefit. The benefit is subject to a number of eligibility requirements relating to, among other things, the number of years the policy has been in force, the attained age of the life insured, the death benefit option elected and the tax status of the policy.

When the Overloan Protection benefit in this rider is invoked, all values in the investment accounts are immediately transferred to the fixed account and will continue to grow at the current fixed account interest rate. Transfer fees do not apply to these transfers. Thereafter, policy changes and transactions are limited as set forth in the rider; for example, death benefit increases or decreases, additional premium payments, policy loans, withdrawals, surrender and transfers are no longer allowed. Any outstanding policy debt will remain. Interest will continue to be charged at the policy’s specified loan interest rate, and the policy’s loan account will continue to be credited with the policy’s loan interest credited rate. Any supplementary benefit rider requiring a monthly deduction will automatically be terminated.

When the Overloan Protection Rider causes the policy to be converted into a fixed policy, there is risk that the Internal Revenue Service could assert that the policy has been effectively terminated and that the outstanding loan balance should be treated as a distribution. Depending on the circumstances, all or part of such deemed distribution may be taxable as income. You should consult a tax adviser as to the risks associated with the Overloan Protection Rider.

•

Return of Premium Death Benefit Rider - You may elect to have your policy issued with an optional Return of Premium Death Benefit Rider. This rider provides an additional death benefit payable upon the death of the insured person. The Return of Premium Death Benefit has an initial value equal to your initial premium times the “Percentage of Premium” you select (which may range between 0% and 100%). We show the Percentage of Premium you select in the Policy Specifications page. If you elected increases to your Supplemental Face Amount, you may not elect this rider.

You may increase the initial Return of Premium Death Benefit in two ways:

You may make additional premium payments. We will apply the Percentage of Premium stated in the Policy Specifications page to the premium payment and increase your Return of Premium Death Benefit by that amount at the time you make the payment.

You may elect a Return of Premium Death Benefit Increase Rate. You may elect an annual effective rate from 0—5% to increase your Return of Premium Death Benefit. We show the rate you elect in the Policy Specifications page. The Return of Premium Death Benefit will accumulate monthly at the Return of Premium Death Benefit Increase Rate you select.

This benefit is only available to you if you elect death benefit Option 1.

•

Accelerated Benefit Rider - This rider provides for acceleration of payment of a portion of the death benefit should the insured person become terminally ill and have a life expectancy of one year or less. Payment of the accelerated benefits is subject to limits and conditions specified in the rider. This Rider is only available with policies that are individually owned.

•

Enhanced Yield Fixed Account Rider - You may elect to allocate your premiums or policy value to the enhanced yield fixed account that we offer by rider. Obligations under the enhanced yield fixed account are backed by our general account. We will credit interest at the rate we declare prospectively. The rate of interest will be based on our expectations for the enhanced yield fixed account’s future investment earnings, persistency, mortality, expenses and reinsurance costs and future tax, reserve and capital requirements, but in no event will the minimum amount be less than the rate shown in your policy and as described under “The fixed account options” in this prospectus. Additional transfer restrictions apply to amounts in an enhanced yield fixed account (see “Transfers of existing policy value”). We currently do not charge a separate fee for this rider.

Variations in policy terms

We may vary the charges and other terms of our policies where special circumstances result in sales or administrative expenses, mortality risks or other risks that are different from those normally associated with the policies. These include the type of variations discussed under “Reduced charges for eligible classes.” No variation in any charge will exceed any maximum stated in this prospectus with respect to that charge. Where approved, we may offer policies covering members of an employee or other group on a “Guaranteed Issue” or a “Simplified Issue” basis. In these cases, the Base Face Amount charges and cost of insurance charges may differ from the rates applied if traditional underwriting procedures are followed.

Any variation discussed above will be made only in accordance with uniform rules that we adopt and that we apply fairly to our customers.

Procedures for issuance of a policy

Generally, the policy is available with a minimum Total Face Amount at issue of $100,000 and a minimum Base Face Amount at issue of $50,000. At the time of issue, the insured person must have an attained age of no more than 90. The insured person must meet certain health and other insurance risk criteria called “underwriting standards.”

Policies issued in connection with certain employee plans will not directly reflect the sex of the insured person in either the premium rates or the charges or values under the policy.

Commencement of insurance coverage

After you apply for a policy, it can sometimes take up to several weeks for us to gather and evaluate all the information we need to decide whether to issue a policy to you and, if so, what the insured person’s risk classification should be. After we approve an application for a policy and assign an appropriate insurance risk classification, we will prepare the policy for delivery. We will not pay a death benefit under a policy unless the policy is in effect when the insured person dies (except for the circumstances described under “Temporary coverage prior to policy delivery” below).

The policy will take effect only if all of the following conditions are satisfied.

•	The policy is delivered to and received by the applicant

•	The Minimum Initial Premium is received by us

•	The insured person is living and there has been no deterioration in the insurability of the insured person since the date of the application

The date all of the above conditions are satisfied is referred to in this prospectus as the “Contract Completion Date.” If all of the above conditions are satisfied, the policy will take effect on the date shown in the policy as the “Policy Date.” That is the date on which we begin to deduct monthly charges. Policy months, policy years and policy anniversaries are all measured from the Policy Date.

Backdating

Under limited circumstances, we may backdate a policy, upon request, by assigning a Policy Date earlier than the date the application is signed. However, in no event will a policy be backdated earlier than the earliest date allowed by state law, which is generally three months to one year prior to the date of application for the policy. The most common reasons for backdating are to preserve a younger age at issue for the insured person or to retain a common monthly deduction date in certain corporate-owned life insurance cases involving multiple policies issued over time. If used to preserve age, backdating will result in lower insurance charges. However, monthly deductions will begin earlier than would otherwise be the case. Monthly deductions for the period the Policy Date is backdated will actually be deducted from policy value on the Contract Completion Date.

Temporary coverage prior to policy delivery

If a specified amount of premium is paid with the application for a policy and other conditions are met, we will provide temporary term life insurance coverage on the insured person for a period prior to the time coverage under the policy takes effect. Such temporary term coverage will be subject to the terms and conditions described in the Temporary Life Insurance Agreement and Receipt attached to the application for the policy, including conditions to coverage and limits on amount and duration of coverage.

Monthly deduction dates

Each charge that we deduct monthly is assessed against your policy value at the close of business on the Policy Date and at the close of the first day in each subsequent policy month.

Changes that we can make as to your policy

We reserve the right to make any changes in the policy necessary to ensure the policy is within the definition of life insurance under the Federal tax laws and is in compliance with any changes in Federal or state tax laws.

In our policies, we reserve the right to make certain changes if they would serve the best interests of policy owners or would be appropriate in carrying out the purposes of the policies. These changes include those listed below.

•	Changes necessary to comply with or obtain or continue exemptions under the Federal securities laws

•	Combining or removing fixed accounts or investment accounts

•	Changes in the form of organization of any separate account

Any such changes will be made only to the extent permitted by applicable laws and only in the manner permitted by such laws. When required by law, we will obtain your approval of the changes and the approval of any appropriate regulatory authority.

The owner of the policy

Who owns the policy? That’s up to the person who applies for the policy. The owner of the policy is the person who can exercise most of the rights under the policy, such as the right to choose the accounts in which to invest or the right to surrender the policy. In many cases, the person buying the policy is also the person who will be the owner. However, the application for a policy can name another person or entity (such as a trust) as owner. Whenever we’ve used the term “you” in this prospectus, we’ve assumed that the reader is the person who has whatever right or privilege is being discussed. There may be tax consequences if the owner and the insured person are different, so you should discuss this issue with your tax adviser.

While the insured person is alive, you will have a number of options under the policy. These options include those listed below.

•	Determine when and how much you invest in the various accounts

•	Borrow or withdraw amounts you have in the accounts

•	Change the beneficiary who will receive the death benefit

•	Change the amount of insurance

•	Turn in (i.e., “surrender”) the policy for the full amount of its net cash surrender value

•	Choose the form in which we will pay out the death benefit or other proceeds

It is possible to name so-called “joint owners” of the policy. If more than one person owns a policy, all owners must join in most requests to exercise rights under the policy.

Policy cancellation right

You have the right to cancel your policy within 10 days after you receive it (the period may be longer in some states). This is often referred to as the “free look” period. During this period, your premiums will be allocated as described under “Processing premium payments” in this prospectus. To cancel your policy, simply deliver or mail the policy to:

•	John Hancock NY at one of the addresses shown on the back cover of this prospectus, or

•	the John Hancock NY representative who delivered the policy to you.

The date of cancellation will be the date of such mailing or delivery. In most states, you will receive a refund of any premiums you’ve paid. In some states, the refund will be your policy value on the date of cancellation.

Reports that you will receive

At least annually, we will send you a statement setting forth at least the following information as of the end of the most recent reporting period: the amount of the death benefit, the portion of the policy value in the fixed account and in each investment account, premiums received and charges deducted from premiums since the last report, any outstanding policy loan (and interest charged for the preceding policy year), and any further information required by law. Moreover, you also will receive confirmations of premium payments, transfers among accounts, policy loans, partial withdrawals and certain other policy transactions.

Semi-annually we will send you a report containing the financial statements of the portfolios, including a list of securities held in each portfolio.

Assigning your policy

You may assign your rights in the policy to someone else as collateral for a loan or for some other reason. Assignments do not require the consent of any revocable beneficiary. A copy of the assignment must be forwarded to us. We are not responsible for any payment we make or any action we take before we receive a copy of the assignment at our Service Office. Nor are we responsible for the validity of the assignment or its efficacy in meeting your objectives. An absolute assignment is a change of ownership. All collateral assignees of record must usually consent to any surrender, withdrawal or loan from the policy.

When we pay policy proceeds

General

We will ordinarily pay any death benefit, withdrawal, surrender value or loan within 7 days after we receive the last required form or request (and, with respect to the death benefit, any other documentation that may be required). If we don’t have information about the desired manner of payment within 7 days after the date we receive documentation of the insured person’s death, we will pay the proceeds as a single sum.

Delay to challenge coverage

We may challenge the validity of your insurance policy based on any material misstatements made to us in the application for the policy. We cannot make such a challenge, however, beyond certain time limits that are specified in the policy.

Delay for check clearance

We reserve the right to defer payment of that portion of your policy value that is attributable to a premium payment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.

Delay of separate account proceeds

We reserve the right to defer payment of any death benefit, loan or other distribution that is derived from an investment account if (1) the New York Stock Exchange is closed (other than customary weekend and holiday closings) or trading on the New York Stock Exchange is restricted; (2) an emergency exists, as determined by the SEC, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the policy value; or (3) the SEC by order permits the delay for the protection of owners. Transfers and allocations of policy value among the investment accounts may also be postponed under these circumstances. If we need to defer calculation of separate account values for any of the foregoing reasons, all delayed transactions will be processed at the next values that we do compute.

Delay of general account surrender proceeds

State laws allow us to defer payment of any portion of the net cash surrender value derived from any fixed account for up to 6 months. These laws were enacted many years ago to help insurance companies in the event of a liquidity crisis.

How you communicate with us

General rules

You should mail or express all checks and money orders for premium payments and loan repayments to the John Hancock NY Service Office at the appropriate address shown on the back cover.

Under our current rules, certain requests must be made in writing and be signed and dated by you. Those requests include the ones listed below.

•	loans

•	surrenders or withdrawals

•	change of death benefit option

•	increase or decrease in Face Amount

•	change of beneficiary

•	election of payment option for policy proceeds

•	tax withholding elections

•	election of telephone/internet transaction privilege

The following requests may be made either in writing (signed and dated by you) or by telephone or fax or through the Company’s secured website, if a special form is completed (see “Telephone, facsimile and internet transactions” below).

•	transfers of policy value among accounts

•	change of allocation among accounts for new premium payments

You should mail or express all written requests to our Service Office at the appropriate address shown on the back cover. You should also send notice of the insured person’s death and related documentation to our Service Office. We do not consider that we’ve “received” any communication until such time as it has arrived at the proper place and in the proper and complete form.

We have special forms that should be used for a number of the requests mentioned above. You can obtain these forms from our Service Office or your John Hancock NY representative. Each communication to us must include your name, your policy number and the name of the insured person. We cannot process any request that doesn’t include this required information. Any communication that arrives after the close of our business day, or on a day that is not a business day, will be considered “received” by us on the next following business day. Our business day currently closes at 4:00 p.m. Eastern time, but special circumstances (such as suspension of trading on a major exchange) may dictate an earlier closing time.

Telephone, facsimile and internet transactions

If you complete a special authorization form, you can request transfers among accounts and changes of allocation among accounts simply by telephoning us at 1-800-521-1234 or by faxing us at 617-572-4702 or through the Company’s secured website. Any fax or internet request should include your name, daytime telephone number, policy number and, in the case of transfers and changes of allocation, the names of the accounts involved. We will honor telephone and internet instructions from anyone who provides the correct identifying information, so there is a risk of loss to you if this service is used by an unauthorized person. However, you will receive written confirmation of all telephone/internet transactions. There is also a risk that you will be unable to place your request due to equipment malfunction or heavy phone line or internet usage. If this occurs, you should submit your request in writing.

If you authorize telephone or internet transactions, you will be liable for any loss, expense or cost arising out of any unauthorized or fraudulent telephone or internet instructions which we reasonably believe to be genuine, unless such loss, expense or cost is the result of our mistake or negligence. We employ procedures which provide safeguards against the execution of unauthorized transactions which are reasonably designed to confirm that instructions received by telephone or internet are genuine. These procedures include requiring personal identification, the use of a unique password for internet authorization, recording of telephone calls, and providing written confirmation to the owner. If we do not employ reasonable procedures to confirm that instructions communicated by telephone or internet are genuine, we may be liable for any loss due to unauthorized or fraudulent instructions.

As stated earlier in this prospectus, the policies are not designed for professional market timing organizations or other persons or entities that use programmed or frequent transfers among investment options. To discourage disruptive frequent trading, we have imposed certain transfer restrictions (see “Transfers of existing policy value”). In addition, we also reserve the right to change our telephone, facsimile and internet transaction privileges outlined in this section at any time, and to suspend or terminate any or all of those privileges with respect to any owners who we feel are abusing the privileges to the detriment of other owners.

Distribution of policies

John Hancock Distributors LLC (“JH Distributors”), a Delaware limited liability company affiliated with us, is the principal distributor and underwriter of the securities offered through this prospectus and of other annuity and life insurance products we and our affiliates offer. JH Distributors also acts as the principal underwriter of the Trust, whose securities are used to fund certain investment accounts under the policies and under other annuity and life insurance products we offer.

JH Distributors’ principal address is 200 Bloor Street East, Toronto, Canada M4W 1E5 and it also maintains offices with us at 197 Clarendon Street, Boston, Massachusetts 02116. JH Distributors is a broker-dealer registered under the Securities Exchange Act of 1934 (the “1934 Act”) and a member of the Financial Industry Regulatory Authority (“FINRA”).

We offer the policies for sale through individuals who are licensed as insurance agents and who are registered representatives of broker-dealers that have entered into selling agreements with JH Distributors. These broker-dealers may include our affiliate Signator Investors, Inc. In addition, we, either directly or through JH Distributors, have entered into agreements with other financial intermediaries that provide marketing, sales support and certain administrative services to help promote the policies (“financial intermediaries”). In a limited number of cases, we have entered into loans, leases or other financial agreements with these broker-dealers or financial intermediaries or their affiliates.

Compensation

The broker-dealers and other financial intermediaries that distribute or support the marketing of our policies may be compensated by means of various compensation and revenue sharing arrangements. A general description of these arrangements is set out below under “Standard compensation” and “Additional compensation and revenue sharing.” These arrangements may differ between firms, and not all broker-dealers or financial intermediaries will receive the same compensation and revenue sharing benefits for distributing our policies. Also, a broker-dealer may receive more or less compensation or other benefits for the promotion and sale of our policy than it would expect to receive from another issuer.

Under their own arrangements, broker-dealers determine how much of any amounts received from us is to be paid to their registered representatives. Our affiliated broker-dealer may pay its registered representatives additional compensation and benefits, such as bonus payments, expense payments, health and retirement benefits or the waiver of overhead costs or expenses in connection with the sale of the policies that they would not receive in connection with the sale of policies issued by unaffiliated companies.

Policy owners do not pay any compensation or revenue sharing benefits directly. These payments are made from JH Distributors’ and our own revenues, profits or retained earnings, which may be derived from a number of sources, such as fees received from an underlying fund’s distribution plan (“12b-1 fees”), the fees and charges imposed under the policy and other sources.

You should contact your registered representative for more information on compensation arrangements in connection with your purchase of a policy. We provide additional information on special compensation or reimbursement arrangements involving broker-dealers and other financial intermediaries in the Statement of Additional Information, which is available upon request.

Standard compensation. JH Distributors pays compensation to broker-dealers for the promotion and sale of the policies, and for providing ongoing service in relation to policies that have already been purchased. We may also pay a limited number of broker-dealers commissions or overrides to “wholesale” the policies; that is, to provide marketing support and training services to the broker-dealer firms that do the actual selling.

The compensation JH Distributors pays to broker-dealers may vary depending on the selling agreement. The compensation paid is not expected to exceed [    ]% of target premium, and [    ]% of premium in excess of target, paid in the first policy year, [    ]% of target and [    ]% of excess premium paid in years [    ], [    ]% of target and excess premium paid in years [    ] and [    ]% thereafter. In addition, JH Distributors will pay compensation in policy years [    ] of [    ]% of the net cash surrender value and [    ]% of the net cash surrender value in years [    ] and thereafter, with the net cash surrender value determined as of the end of each previous policy anniversary. You should consider that the amount of compensation paid to the selling broker-dealer will generally be less if you elect greater portions of Supplemental Face Amount at issue. In addition, a broker-dealer may receive compensation in an amount per $1,000 of unscheduled increase in Supplemental Face Amount. This compensation schedule is exclusive of additional compensation and revenue sharing and inclusive of overrides and expense allowances paid to broker-dealers for sale of the policies (not including riders).

Additional compensation and revenue sharing. To the extent permitted by SEC and FINRA rules and other applicable laws and regulations, we may enter into special compensation or reimbursement arrangements (“revenue sharing”), either directly or through JH Distributors, with selected broker-dealers and other financial intermediaries. In consideration of these arrangements, a firm may feature our policy in its sales system, give us preferential access to sales staff, or allow JH Distributors or its affiliates to participate in conferences, seminars or other programs attended by the firm’s sales force. We hope to benefit from these revenue sharing and other arrangements through increased sales of our policies.

Selling broker-dealers and other financial intermediaries may receive, directly or indirectly, additional payments in the form of cash, other compensation or reimbursement. These additional compensation or reimbursement arrangements may include, for example, payments in connection with the firm’s “due diligence” examination of the policies, payments for providing conferences or seminars, sales or training programs for invited registered representatives and other employees, payment for travel expenses, including lodging, incurred by registered representatives and other employees for such seminars or training programs, seminars for the public or client seminars, advertising and sales campaigns regarding the policies, payments to assist a firm in connection with its systems, operations and marketing expenses and/or other events or activities sponsored by the firms. We may contribute to, as well as sponsor, various educational programs, sales promotions, and/or other contests in which participating firms and their sales persons may receive gifts and prizes such as merchandise, cash or other rewards as may be permitted under FINRA rules and other applicable laws and regulations.

Tax considerations

This description of Federal income tax consequences is only a brief summary and is neither exhaustive nor authoritative. It was written to support the promotion of our products. It does not constitute legal or tax advice, and it is not intended to be used and cannot be used to avoid any penalties that may be imposed on you. Tax consequences will vary based on your own particular circumstances, and for further information you should consult a qualified tax adviser. Federal, state and local tax laws, regulations and interpretations can change from time to time. As a result, the tax consequences to you and the beneficiary may be altered, in some cases retroactively. The policy may be used in various arrangements, including non-qualified deferred compensation or salary continuation plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if the value of using the policy in any such arrangement depends in part on the tax consequences, a qualified tax adviser should be consulted for advice.

General

We are taxed as a life insurance company. Under current tax law rules, we include the investment income (exclusive of capital gains) of the Separate Account in our taxable income and take deductions for investment income credited to our “policy holder reserves.” We are also required to capitalize and amortize certain costs instead of deducting those costs when they are incurred. We do not currently charge the Separate Account for any resulting income tax costs, other than a “DAC tax” charge we may impose against the Separate Account to compensate us for the finance costs attributable to the acceleration of our income tax liabilities by reason of a “DAC tax adjustment.” We also claim certain tax credits or deductions relating to foreign taxes paid and dividends received by the series funds. These benefits can be material. We do not pass these benefits through to the Separate Account, principally because: (i) the deductions and credits are allowed to us and not the policy owners under applicable tax law; and (ii) the deductions and credits do not represent investment return on the Separate Account assets that are passed through to policy owners.

The policies permit us to deduct a charge for any taxes we incur that are attributable to the operation or existence of the policies or the Separate Account. Currently, we do not anticipate making any specific charge for such taxes other than any DAC tax charge and state and local premium taxes. If the level of the current taxes increases, however, or is expected to increase in the future, we reserve the right to make a charge in the future.

Death benefit proceeds and other policy distributions

Generally, death benefits paid under policies such as yours are not subject to income tax. Earnings on your policy value are ordinarily not subject to income tax as long as we don’t pay them out to you. If we do pay out any amount of your policy value upon surrender or partial withdrawal, all or part of that distribution would generally be treated as a return of the premiums you’ve paid and not subjected to income tax. However certain distributions associated with a reduction in death benefit or other policy benefits within the first 15 years after issuance of the policy are ordinarily taxable in whole or in part. Amounts you borrow are generally not taxable to you.

However, some of the tax rules change if your policy is found to be a modified endowment contract. This can happen if you’ve paid premiums in excess of limits prescribed by the tax laws. Additional taxes and penalties may be payable for policy distributions of any kind, including loans. (See “7-pay premium limit and modified endowment contract status” below.)

We expect the policy to receive the same Federal income and estate tax treatment as fixed benefit life insurance policies. Section 7702 of the Internal Revenue Code (the “Code”) defines a life insurance contract for Federal tax purposes. For a policy to be treated as a life insurance contract, it must satisfy either the cash value accumulation test or the guideline premium test. These tests limit the amount of premium that you may pay into the policy. We will monitor compliance with these standards. If we determine that a policy does not satisfy section 7702, we may take whatever steps are appropriate and reasonable to bring it into compliance with section 7702.

If the policy complies with section 7702, the death benefit proceeds under the policy ordinarily should be excludable from the beneficiary’s gross income under section 101 of the Code.

Increases in policy value as a result of interest or investment experience will not be subject to Federal income tax unless and until values are received through actual or deemed distributions. In general, unless the policy is a modified endowment contract, the owner will be taxed on the amount of distributions that exceed the premiums paid under the policy. An exception to this general rule occurs in the case of a decrease in the policy’s death benefit or any other change that reduces benefits under the policy in the first 15 years after the policy is issued and that results in a cash distribution to the policy owner. Changes that reduce benefits include partial withdrawals, death benefit option changes, and distributions required to keep the policy in compliance with section 7702. For purposes of this rule any distribution within the two years immediately before a reduction in benefits will also be treated as if it caused the reduction. A cash distribution that reduces policy benefits will be taxed in whole or in part (to the extent of any gain in the policy) under rules prescribed in section 7702. The taxable amount is subject to limits prescribed in section 7702(f)(7). Any taxable distribution will be ordinary income to the owner (rather than capital gain).

Distributions for tax purposes include amounts received upon surrender or partial withdrawals. You may also be deemed to have received a distribution for tax purposes if you assign all or part of your policy rights or change your policy’s ownership.

It is possible that, despite our monitoring, a policy might fail to qualify as a life insurance contract under section 7702 of the Code. This could happen, for example, if we inadvertently failed to return to you any premium payments that were in excess of permitted amounts, or if any of the funds failed to meet certain investment diversification or other requirements of the Code. If this were to occur, you would be subject to income tax on the income credited to the policy from the date of issue to the date of the disqualification and for subsequent periods.

Tax consequences of ownership or receipt of policy proceeds under Federal, state and local estate, inheritance, gift and other tax laws will depend on the circumstances of each owner or beneficiary. If the person insured by the policy is also its owner, either directly or indirectly through an entity such as a revocable trust, the death benefit will be includible in his or her estate for purposes of the Federal estate tax. If the owner is not the person insured, the value of the policy will be includible in the owner’s estate upon his or her death. Even if ownership has been transferred, the death proceeds or the policy value may be includible in the former owner’s estate if the transfer occurred less than three years before the former owner’s death or if the former owner retained certain kinds of control over the policy. You should consult your tax adviser regarding these possible tax consequences.

Because there may be unfavorable tax consequences (including recognition of taxable income and the loss of income tax-free treatment for any death benefit payable to the beneficiary), you should consult a qualified tax adviser prior to changing the policy’s ownership or making any assignment of ownership interests.

Policy loans

We expect that, except as noted below (see “7-pay premium limit and modified endowment contract status”), loans received under the policy will be treated as indebtedness of an owner and that no part of any loan will constitute income to the owner. However, if the policy terminates for any reason other than the payment of the death benefit, the amount of any outstanding loan that was not previously considered income will be treated as if it had been distributed to the owner upon such termination. This could result in a considerable tax bill. Under certain circumstances involving large amounts of outstanding loans, you might find yourself having to choose between high premiums required to keep your policy from lapsing and a significant tax burden if you allow the lapse to occur.

Diversification rules and ownership of the Account

Your policy will not qualify for the tax benefits of a life insurance contract unless the Account follows certain rules requiring diversification of investments underlying the policy. In addition, the rules require that the policy owner not have “investment control” over the underlying assets.

In certain circumstances, the owner of a variable life insurance policy may be considered the owner, for Federal income tax purposes, of the assets of the separate account used to support the policy. In those circumstances, income and gains from the separate account assets would be includible in the policy owner’s gross income. The Internal Revenue Service (“IRS”) has stated in published rulings that a variable policy owner will be considered the owner of separate account assets if the policy owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. A Treasury Decision issued in 1986 stated that guidance would be issued in the form of regulations or rulings on the “extent to which Policyholders may direct their investments to particular sub-accounts of a separate account without being treated as owners of the underlying assets.” As of the date of this prospectus, no comprehensive guidance on this point has been issued. In Rev. Rul. 2003-91, however, the IRS ruled that a contract holder would not be treated as the owner of assets underlying a variable life insurance or annuity contract despite the owner’s ability to allocate funds among as many as twenty subaccounts.

The ownership rights under your policy are similar to, but different in certain respects from, those described in IRS rulings in which it was determined that policyholders were not owners of separate account assets. Since you have greater flexibility in allocating premiums and policy values than was the case in those rulings, it is possible that you would be treated as the owner of your policy’s proportionate share of the assets of the Account.

We do not know what future Treasury Department regulations or other guidance may require. We cannot guarantee that the funds will be able to operate as currently described in the series funds’ prospectuses, or that a series fund will not have to change any fund’s investment objectives or policies. We have reserved the right to modify your policy if we believe doing so will prevent you from being considered the owner of your policy’s proportionate share of the assets of the Account, but we are under no obligation to do so.

7-pay premium limit and modified endowment contract status

At the time of policy issuance, we will determine whether the Planned Premium schedule will exceed the 7-pay limit discussed below. If so, our standard procedures prohibit issuance of the policy unless you sign a form acknowledging that fact.

The 7-pay limit is the total of net level premiums that would have been payable at any time for a comparable fixed policy to be fully “paid-up” after the payment of 7 equal annual premiums. “Paid-up” means that no further premiums would be required to continue the coverage in force until maturity, based on certain prescribed assumptions. If the total premiums paid at any time during the first 7 policy years exceed the 7-pay limit, the policy will be treated as a modified endowment contract, which can have adverse tax consequences.

Policies classified as modified endowment contracts are subject to the following tax rules:

•

First, all partial withdrawals from such a policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the policy value immediately before the distribution over the investment in the policy at such time. If you own any other modified endowment contracts issued to you in the same calendar year by the same insurance company or its affiliates, their values will be combined with the value of the policy from which you take the withdrawal for purposes of determining how much of the withdrawal is taxable as ordinary income.

•

Second, loans taken from or secured by such a policy and assignments or pledges of any part of its value are treated as partial withdrawals from the policy and taxed accordingly. Past-due loan interest that is added to the loan amount is treated as an additional loan.

•

Third, a 10% additional income tax is imposed on the portion of any distribution (including distributions on surrender) from, or loan taken from or secured by, such a policy that is included in income except where the distribution or loan:

•	is made on or after the date on which the policy owner attains age 59 1/2;

•	is attributable to the policy owner becoming disabled; or

•

is part of a series of substantially equal periodic payments for the life (or life expectancy) of the policy owner or the joint lives (or joint life expectancies) of the policy owner and the policy owner’s beneficiary.

These exceptions to the 10% additional tax do not apply in situations where the policy is not owned by an individual.

Furthermore, any time there is a “material change” in a policy, the policy will begin a new 7-pay testing period as if it were a newly-issued policy. The material change rules for determining whether a policy is a modified endowment contract are complex. In general, however, the determination of whether a policy will be a modified endowment contract after a material change depends upon the relationship among the death benefit of the policy at the time of such change, the policy value at the time of the change, and the additional premiums paid into the policy during the seven years starting with the date on which the material change occurs.

Moreover, if there is a reduction in benefits under a policy (such as a reduction in the death benefit or the reduction or cancellation of certain rider benefits) during a 7-pay testing period, the 7-pay limit will generally be recalculated based on the reduced benefits and the policy will be re-tested from the beginning of the 7-pay testing period using the lower limit. If the premiums paid to date at any point during the 7-pay testing period are greater than the recalculated 7-pay limit, the policy will become a modified endowment contract.

If your policy is issued as a result of a section 1035 exchange, it may be considered to be a modified endowment contract if the death benefit under the new policy is smaller than the death benefit under the exchanged policy, or if you reduce coverage in your new policy after it is issued. Therefore, if you desire to reduce the face amount as part of a 1035 exchange, a qualified tax adviser should be consulted for advice.

All modified endowment contracts issued by the same insurer (or its affiliates) to the same owner during any calendar year generally are required to be treated as one contract for the purpose of applying the modified endowment contract rules. A policy received in exchange for a modified endowment contract will itself also be a modified endowment contract. You should consult your tax adviser if you have questions regarding the possible impact of the 7-pay limit on your policy.

Corporate and H.R. 10 retirement plans

The policy may be acquired in connection with the funding of retirement plans satisfying the qualification requirements of section 401 of the Code. If so, the Code provisions relating to such plans and life insurance benefits thereunder should be carefully scrutinized. We are not responsible for compliance with the terms of any such plan or with the requirements of applicable provisions of the Code.

Withholding

To the extent that policy distributions to you are taxable, they are generally subject to withholding for your Federal income tax liability. However if you reside in the United States, you can generally choose not to have tax withheld from distributions.

Life insurance purchases by residents of Puerto Rico

In Rev. Rul. 2004-75, 2004-31 I.R.B. 109, the Internal Revenue Service ruled that income received by residents of Puerto Rico under a life insurance policy issued by a United States company is U.S.-source income that is subject to United States Federal income tax.

Life insurance purchases by non-resident aliens

If you are not a U.S. citizen or resident, you will generally be subject to U.S. Federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, you may be subject to state and/or municipal taxes and taxes imposed by your country of citizenship or residence. You should consult with a qualified tax adviser before purchasing a policy.

Financial statements reference

The financial statements of John Hancock NY and the Account can be found in the Statement of Additional Information. The financial statements of John Hancock NY should be distinguished from the financial statements of the Account and should be considered only as bearing upon the ability of John Hancock NY to meet its obligations under the policies.

Registration statement filed with the SEC

This prospectus omits certain information contained in the Registration Statement which has been filed with the SEC. More details may be obtained from the SEC upon payment of the prescribed fee.

Independent registered public accounting firm

The financial statements of John Hancock Life Insurance Company of New York at December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007, and the financial statements of Separate Account B of John Hancock Life Insurance Company of New York at December 31, 2007, and for each of the two years in the period ended December 31, 2007, appearing in the Statement of Additional Information of the Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

In addition to this prospectus, John Hancock NY has filed with the SEC a Statement of Additional Information (the “SAI”) which contains additional information about John Hancock NY and the Account, including information on our history, services provided to the Account and legal and regulatory matters. The SAI and personalized illustrations of death benefits, policy values and surrender values are available, without charge, upon request. You may obtain the personalized illustrations from your John Hancock NY representative. The SAI may be obtained by contacting the John Hancock NY Service Office. You should also contact the John Hancock NY Service Office to request any other information about your policy or to make any inquiries about its operation.

SERVICE OFFICE

Express Delivery	Mail Delivery
Specialty Products	Specialty Products & Distribution
197 Clarendon Street, C-6	P.O. Box 192
Boston, MA 02117	Boston, MA 02117-0192

Phone:	Fax:
1-800-521-1234	617-572-4702

Information about the Account (including the SAI) can be reviewed and copied at the SEC’s Public Reference Branch, 100 F Street, NE, Room 1580, Washington, DC, 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 202-551-5850. Reports and other information about the Account are available on the SEC’s Internet website at http://www.sec.gov. Copies of such information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC at 100 F Street, NE, Washington, DC 20549-0102.

1940 Act File No. 811-8329 — 1933 Act File No. 333-

Statement of Additional Information dated             , 2008

for interests in

John Hancock Life Insurance Company of New York Account B (“Registrant”)

Interests are made available under

MAJESTIC VCOLIX

a flexible premium variable universal life insurance policy issued by

JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK (“John Hancock NY”)

This is a Statement of Additional Information (“SAI”). It is not the prospectus. The prospectus, dated the same date as this SAI, may be obtained from a John Hancock NY representative or by contacting the John Hancock NY Servicing Office at Specialty Products, 197 Clarendon Street, C-6, Boston, MA 02117 or telephoning 1-800-521-1234.

Description of the Depositor

Under the Federal securities laws, the entity responsible for organization of the registered separate account underlying the variable life insurance policy is known as the “Depositor”. The Depositor is John Hancock NY, a stock life insurance company organized under the laws of New York in 1992. We are a licensed life insurance company in the state of New York. Until 2004, John Hancock NY had been known as The Manufacturers Life Insurance Company of New York.

John Hancock NY is a wholly-owned subsidiary of John Hancock Life Insurance Company (U.S.A.), a life insurance company domiciled in Michigan. Our ultimate parent is Manulife Financial Corporation (“MFC”), a publicly traded company based in Toronto, Canada. MFC is the holding company of The Manufacturers Life Insurance Company and its subsidiaries, collectively known as Manulife Financial.

Description of the Registrant

Under the Federal securities laws, the registered separate account underlying the variable life insurance policy is known as the “Registrant.” In this case, the Registrant is John Hancock Life Insurance Company of New York Separate Account B (the “Account”), a separate account established by John Hancock NY under New York law. The variable investment options shown on page 1 of the prospectus are subaccounts of the Account. The Account meets the definition of “separate account” under the Federal securities laws and is registered as a unit investment trust under the Investment Company Act of 1940 (“1940 Act”). Such registration does not involve supervision by the Securities and Exchange Commission (“SEC”) of the management of the Account or of John Hancock NY.

New subaccounts may be added and made available to policy owners from time to time. Existing subaccounts may be modified or deleted at any time.

Services

Administration of policies issued by John Hancock NY and of registered separate accounts organized by John Hancock NY may be provided by other affiliates. Neither John Hancock NY nor the separate accounts are assessed any charges for such services.

Custodianship and depository services for the Registrant are provided by State Street Bank. State Street Bank’s address is 225 Franklin Street, Boston, Massachusetts, 02110.

Independent Registered Public Accounting Firm

The financial statements of John Hancock Life Insurance Company of New York at December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007, and the financial statements of Separate Account B of John Hancock Life Insurance Company of New York at December 31, 2007, and for each of the two years in the period ended December 31, 2007, appearing in this Statement of Additional Information of the Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Legal and Regulatory Matters

There are no legal proceedings to which the Depositor, the Account or the principal underwriter is a party or to which the assets of the Account are subject that are likely to have a material adverse effect on the Account or the ability of the principal underwriter to perform its contract with the Account or of the Depositor to meet its obligations under the policies.

On June 25, 2007, John Hancock Investment Management Services, LLC (the “Adviser”) and John Hancock Distributors LLC (the “Distributor”) and two of their affiliates (collectively, the “John Hancock Affiliates”) reached a settlement with the SEC that resolved an investigation of certain practices relating to the John Hancock Affiliates’ variable annuity and mutual fund operations involving directed brokerage and revenue sharing. Under the terms of the settlement, each John Hancock Affiliate was censured and agreed to pay a $500,000 civil penalty to the United States Treasury. In addition, the Adviser and the Distributor agreed to pay disgorgement of $14,838,943 and prejudgment interest of $2,001,999 to the John Hancock Trust funds that participated in the Adviser’s commission recapture program during the period from 2000 to April 2004. Collectively, all John Hancock Affiliates agreed to pay a total disgorgement of $16,926,420 and

2

prejudgment interest of $2,361,460 to the entities advised or distributed by John Hancock Affiliates. The Adviser discontinued the use of directed brokerage in recognition of the sale of fund shares in April 2004.

Principal Underwriter/Distributor

John Hancock Distributors LLC (“JH Distributors”), a Delaware limited liability company that we control, is the principal distributor and underwriter of the securities offered through this prospectus. JH Distributors acts as the principal distributor of a number of other annuity and life insurance products we and our affiliates offer. JH Distributors also acts as the principal underwriter of John Hancock Trust (the “Trust”), whose securities are used to fund certain variable investment options under the policies and under other annuity and life insurance products we offer.

JH Distributors’ principal address is 200 Bloor Street East, Toronto, Canada M4W 1E5 and it also maintains offices with us at 197 Clarendon Street, Boston, Massachusetts 02116. JH Distributors is a broker-dealer registered under the Securities Act of 1934 (the “1934 Act”) and is a member of the Financial Industry Regulatory Authority (“FINRA”).

We offer the policies for sale through individuals who are licensed as insurance agents and who are registered representatives of broker-dealers that have entered into selling agreements with JH Distributors. These broker-dealers may include our affiliate Signator Investors, Inc.

The aggregate dollar amount of underwriting commissions paid to JH Distributors by the Depositor and its affiliates in connection with the sale of variable life products in 2007, 2006, and 2005 was $226,336,094, $128,705,303, and $33,325,216, respectively. JH Distributors did not retain any of these amounts during such periods.

The compensation JH Distributors pays to broker-dealers may vary depending on the selling agreement. Compensation is exclusive of additional compensation and revenue sharing and inclusive of overrides and expense allowances paid to broker-dealers for sale of the policies (not including riders). The compensation paid is not expected to exceed [    ]% of target premium, and [    ]% of premium in excess of target, paid in the first policy year, [    ]% of target and [    ]% of excess premium paid in years [    ], [    ]% of target and excess premium paid in years [    ] and [    ]% thereafter. In addition, JH Distributors will pay compensation in policy years [    ] of [    ]% of the net cash surrender value and [    ]% of the net cash surrender value in years [    ] and thereafter, with the net cash surrender value determined as of the end of each previous policy anniversary. You should consider that the amount of compensation paid to the selling broker-dealer will generally be less if you elect greater portions of Supplemental Face Amount at issue. In addition, a broker-dealer may receive compensation in an amount per $1,000 of unscheduled increase in Supplemental Face Amount.

The registered representative through whom your policy is sold will be compensated pursuant to the registered representative’s own arrangement with his or her broker-dealer. Compensation to broker-dealers for the promotion and sale of the policies is not paid directly by policy owners but will be recouped through the fees and charges imposed under the policy.

Additional compensation and revenue sharing arrangements may be offered to certain broker-dealer firms or other financial intermediaries. The terms of such arrangements may differ among firms we select based on various factors. In general, the arrangements involve three types of payments or any combination thereof:

•

Fixed dollar payments: The amount of these payments varies widely. JH Distributors may, for example, make one or more payments in connection with a firm’s conferences, seminars or training programs, seminars for the public, advertising and sales campaigns regarding the policies, to assist a firm in connection with its systems, operations and marketing expenses, or for other activities of a selling firm or wholesaler. JH Distributors may make these payments upon the initiation of a relationship with a firm, and at any time thereafter.

•

Payments based upon sales: These payments are based upon a percentage of the total amount of money received, or anticipated to be received, for sales through a firm of some or all of the insurance products that we and/or our affiliates offer. JH Distributors makes these payments on a periodic basis.

•

Payments based upon “assets under management”: These payments are based upon a percentage of the policy value of some or all of our (and/or our affiliates’) insurance products that were sold through the firm. JH Distributors makes these payments on a periodic basis.

Our affiliated broker-dealer may pay their respective registered representatives additional cash incentives, such as bonus payments, expense payments, health and retirement benefits or the waiver of overhead costs or expenses in connection with the sale of the policies that they would not receive in connection with the sale of policies issued by unaffiliated companies.

3

Additional Information About Charges

A policy will not be issued until the underwriting process has been completed to the Depositor’s satisfaction. The underwriting process generally includes the obtaining of information concerning your age, medical history, occupation and other personal information. This information is then used to determine the cost of insurance charge.

Reduction In Charges

The policy is available for purchase by corporations and other groups or sponsoring organizations. Group or sponsored arrangements may include reduction or elimination of withdrawal charges and deductions for employees, officers, directors, agents and immediate family members of the foregoing. John Hancock NY reserves the right to reduce any of the Policy’s charges on certain cases where it is expected that the amount or nature of such cases will result in savings of sales, underwriting, administrative, commissions or other costs. Eligibility for these reductions and the amount of reductions will be determined by a number of factors, including the number of lives to be insured, the total premiums expected to be paid, total assets under management for the policyowner, the nature of the relationship among the insured individuals, the purpose for which the policies are being purchased, expected persistency of the individual policies, and any other circumstances which John Hancock NY believes to be relevant to the expected reduction of its expenses. Some of these reductions may be guaranteed and others may be subject to withdrawal or modifications, on a uniform case basis. Reductions in charges will not be unfairly discriminatory to any policyowners. John Hancock NY may modify from time to time, on a uniform basis, both the amounts of reductions and the criteria for qualification.

Financials of the Registrant to be provided by pre-effective amendment.

Financials of the Depositor to be provided by pre-effective amendment.

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PART C

OTHER INFORMATION

Item 26.	Exhibits

The following exhibits are filed as part of this Registration Statement:

(a) Resolutions of Board of Directors of First North American Life Assurance Company establishing FNAL Variable Life Account I (now referred to as Separate Account B). Incorporated by reference to exhibit A (1) file number 333-33351 filed with the Commission on August 11, 1997 on behalf of FNAL.

(b) Not applicable.

(c) (1) Underwriting and Distribution Agreement between John Hancock Life Insurance Company of New York (formerly, The Manufacturers Life Insurance Company of New York) and Manulife Financial Securities LLC dated January 1, 2002. Incorporated by reference to post-effective amendment number 1 file number 333-131134 filed with the Commission in April, 2007.

(2) Form of General Agent Servicing Agreement between John Hancock Life Insurance Company (U.S.A.) and John Hancock Distributors LLC. Incorporated by reference to pre-effective amendment number 1 file number 333-126668 filed with the Commission on October 12, 2005.

(3) Form of General Agent Selling Agreement by and among John Hancock Life Insurance, John Hancock Variable Life Insurance Company, John Hancock Life Insurance Company (U.S.A.), John Hancock Life Insurance Company of New York and John Hancock Distributors. Incorporated by reference to post-effective amendment number 9 file number 333-85284 filed with the Commission in April, 2007.

(d) (1) Form of Specimen Flexible Premium Variable Life Insurance Policy to be filed by pre-effective amendment.

(2) Form of Specimen Accelerated Benefit Rider filed herewith.

(3) Form of Specimen Change of Life Insured Rider filed herewith.

(4) Form of Specimen Overloan Protection Rider filed herewith.

(5) Form of Specimen Return of Premium Death Benefit Rider filed herewith.

(6) Form of Specimen Enhanced Yield Fixed Account Rider filed herewith.

(e) Form of Specimen Application for the Majestic VCOLIX Insurance Policy filed herewith.

(f) (1) Declaration of Intention and Charter of First North American Life Assurance Company dated January 30, 1992. Incorporated by reference to Exhibit (6)(A)(I) to post-effective amendment No. 7 file number 33-46217 filed with the Commission on February 25, 1998 on behalf of The Manufacturers Life Insurance Company of New York Separate Account A.

(a) Certificate of amendment of the Declaration of Intention and Charter of First North American Life Assurance Company dated March 6, 1992. Incorporated by reference to Exhibit (6)(A)(II) to post-effective amendment No. 7 file number 33-46217 filed with the Commission on February 25, 1998 on behalf of The Manufacturers Life Insurance Company of New York Separate Account A.

(b) Certificate of Amendment of the Declaration of Intention and Charter of the The Manufacturers Life Insurance Company of New York dated October 17, 1997. Incorporated by reference to Exhibit (6)(A)(III) to post-effective amendment No. 7 file number 33-46217 filed with the Commission on February 25, 1998 on behalf of The Manufacturers Life Insurance Company of New York Separate Account A.

(c) Form of Certificate of Amendment of the Declaration of Intention and Charter of The Manufacturers Life Insurance Company of New York dated January 1, 2005. Incorporated by reference to pre-effective amendment number 1 file number 333-127543 filed with the Commission on November 16, 2005.

(d) Certificate of Amendment of the Declaration of Intention and Charter of John Hancock Life Insurance Company of New York dated July 26, 2006. Incorporated by reference to post-effective amendment number 1 file number 333-131134 filed with the Commission in April, 2007.

(2) By-laws of the John Hancock Life Insurance Company of New York (formerly, The Manufacturers Life Insurance Company of New York). Incorporated by reference to Exhibit (6)(B) to post-effective amendment No. 7 file number 33-46217 filed with the Commission on February 25, 1998 on behalf of The Manufacturers Life Insurance Company of New York Separate Account A.

(a) Secretary’s Certificate of Amendment to the By-Laws and Charter of John Hancock Life Insurance Company of New York dated November 17, 2005. Incorporated by reference to post-effective amendment number 1 file number 333-131134 filed with the Commission in April, 2007.

(g) The Depositor maintains reinsurance arrangements in the normal course of business, none of which are material.

(h) (1) Form of Participation Agreement among The Manufacturers Life Insurance Company (U.S.A.), The Manufacturers Insurance Company of New York, PIMCO Variable Insurance Trust and PIMCO Advisors Distributors LLC dated April 30, 2004. Incorporated by reference to pre-effective amendment no. 1 file number 333-126668 filed with the Commission on October 12, 2005.

(2) Participation Agreement among John Hancock Life Insurance Company (U.S.A.), John Hancock Life Insurance Company of New York, John Hancock Life Insurance Company, John Hancock Variable Life Insurance Company and John Hancock Trust. Incorporated by reference to pre-effective amendment no. 1 file number 333-126668 filed with the Commission on October 12, 2005.

(3) Shareholder Information Agreement between John Hancock Life Insurance Company (U.S.A.), John Hancock Life Insurance Company of New York, John Hancock Life Insurance Company, John Hancock Variable Life Insurance, and John Hancock Trust portfolios (except American Funds Insurance Series) dated April 16, 2007. Incorporated by reference to post-effective amendment number 9 file number 333-85284 filed with the Commission in April, 2007.

(4) Shareholder Information Agreement between John Hancock Life Insurance Company (U.S.A.), John Hancock Life Insurance Company of New York, John Hancock Life Insurance Company, John Hancock Variable Life Insurance, and John Hancock Trust on behalf of series of the Trust that are feeder funds of the American Funds Insurance Series dated April 16, 2007. Incorporated by reference to post-effective amendment number 9 file number 333-85284 filed with the Commission in April, 2007.

(i) (1) Administrative Services Agreement between John Hancock Life Insurance Company (U.S.A.) (formerly, The Manufacturers Life Insurance Company (U.S.A.)) and John Hancock Life Insurance Company of New York (formerly, The Manufacturers Life Insurance Company of New York) dated January 1, 2001. Incorporated by reference to post-effective amendment number 1 file number 333-131134 filed with the Commission in April, 2007.

(a) Amendment No. 1 to Administrative Services Agreement between John Hancock Life Insurance Company (U.S.A.) and John Hancock Life Insurance Company of New York effective May 1, 2005. Incorporated by reference to post-effective amendment number 1 file number 333-131134 filed with the Commission in April, 2007.

(2) Investment Services Agreement between John Hancock Life Insurance Company of New York (formerly, The Manufacturers Life Insurance Company of New York) and The Manufacturers Life Insurance Company dated October 1, 1997. Incorporated by reference to post-effective amendment number 1 file number 333-131134 filed with the Commission in April, 2007.

(a) Amendment No. 1 to Investment Services Agreement between John Hancock Life Insurance Company of New York (formerly, The Manufacturers Life Insurance Company of New York) and The Manufacturers Life Insurance Company dated August 31, 2000. Incorporated by reference to post-effective amendment number 1 file number 333-131134 filed with the Commission in April, 2007.

(j) Not Applicable.

(k) Opinion and consent of counsel regarding the legality of the securities being registered to be filed by pre-effective amendment.

(l) Not Applicable.

(m) Not Applicable.

(n) Consents of Independent Registered Public Accounting Firm to be filed by pre-effective amendment.

(o) Not Applicable.

(p) Not Applicable.

(q) Memorandum Regarding Issuance, Face Amount Increase, Redemption and Transfer Procedures for the Policies. Incorporated by reference to Exhibit (a)(6) to pre-effective amendment no. 1 file number 333-33504 filed with the Commission on May 3, 2001.

(i) Powers of Attorney for Marc Costantini, Steven A. Finch, James D. Gallagher, William P. Hicks III, Katherine MacMillan, Diana Scott, and Bruce Speca filed herewith.

Item 27.	Directors and Officers of the Depositor

OFFICERS AND DIRECTORS OF JOHN HANCOCK LIFE INSURANCE COMPANY of NEW YORK

Name and Principal Business Address	Position with Depositor
Directors
Thomas Borshoff
3 Robin Drive Rochester, NY 14618	Director
Marc Costantini
601 Congress Street Boston, MA 02210	Director
Steven A. Finch
197 Clarendon Street Boston, MA 02117	Director
Ruth Ann Fleming
205 Highland Avenue Short Hills, NJ 07078	Director
James D. Gallagher
601 Congress Street Boston, MA 02210	Director
Marianne Harrison
601 Congress Street Boston, MA 02210	Director
William P. Hicks III
115 Perimeter Center Place, Suite 965 Atlanta, GA 30346	Director
Katherine MacMillan
250 Bloor Street, East Toronto, Canada M4W1E5	Director
Neil M. Merkl
35-35 161st Street Flushing, NY 11358	Director
Bradford J. Race, Jr.
136 East 64th Street New York, NY 10021	Director
Diana Scott
601 Congress Street Boston, MA 02210	Director
Bruce R. Speca
601 Congress Street Boston, MA 02210	Director
Robert L. Ullmann
155 Seaport Boulevard Boston, MA 02210	Director

Officers
James D. Gallagher*	Chairman and President
Peter Levitt****	Senior Vice President and Treasurer
Krishna Ramdial****	Vice President, Treasury
Emanuel Alves*	Secretary and Chief Administrative Officer
Richard Harris***	Appointed Actuary
Zahir Bhanji**	Illustration Actuary
Naveed Irshad***	Illustration Officer
Katherine MacMillan****	Senior Vice President, Retirement Plan Services
Hugh McHaffie*	Executive Vice President, US Wealth Management
James R. Boyle**	Executive Vice President, US Insurance
Lynne Patterson*	Senior Vice President and Chief Financial Officer
Jeffery Whitehead*	Vice President and Controller
Helene Landow***	Director, State Compliance Office
Brooks Tingle**	Senior Vice President, Life Operations
Jill Rebman***	Vice President, New Business
Christopher Walker***	Vice President, Inforce Operations
Gregory Mack**	Senior Vice President, Distribution

*	Principal Business Office is 601 Congress Street, Boston, MA 02210
**	Principal Business Office is 197 Clarendon Street, Boston, MA 02116
***	Principal Business Office is 200 Bloor Street, Toronto, Canada M4W1E5
****	Principal Business Office is 250 Bloor Street, Toronto, Canada M4W1E5

Item 28.	Persons Controlled by or Under Common Control with the Depositor or the Registrant

Registrant is a separate account of John Hancock NY, operated as a unit investment trust. Registrant supports benefits payable under John Hancock NY’s variable life insurance policies by investing assets allocated to various investment options in shares of John Hancock Trust and other mutual funds registered under the Investment Company Act of 1940 as open-end management investment companies of the “series” type.

A list of persons directly or indirectly controlled by or under common contract with John Hancock NY as of December 31, 2007 appears below:

Subsidiary Name

Cavalier Cable, Inc.

John Hancock Investment Management Services, LLC

Manulife Service Corporation

Ennal, Inc.

John Hancock Distributors, LLC

Item 29.	Indemnification

The Form of Selling Agreement or Service Agreement between John Hancock Distributors LLC and various broker-dealers may provide that the selling broker-dealer indemnify and hold harmless John Hancock Distributors LLC and the Company, including their affiliates, officers, directors, employees and agents against losses, claims, liabilities or expenses (including reasonable attorney’s fees), arising out of or based upon a breach of the Selling or Service Agreement, or any applicable law or regulation or any applicable rule of any self-regulatory organization or similar provision consistent with industry practice.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 30.	Principal Underwriter

(a) Set forth below is information concerning other investment companies for which John Hancock Distributors LLC (“JHD LLC”), the principal underwriter of the contracts, acts as investment adviser or principal underwriter.

Name of Investment Company	Capacity in Which Acting
John Hancock Variable Life Separate Account S	Principal Underwriter
John Hancock Variable Life Separate Account U	Principal Underwriter
John Hancock Variable Life Separate Account V	Principal Underwriter
John Hancock Variable Life Separate Account UV	Principal Underwriter
John Hancock Variable Annuity Separate Account I	Principal Underwriter
John Hancock Variable Annuity Separate Account JF	Principal Underwriter
John Hancock Variable Annuity Separate Account U	Principal Underwriter
John Hancock Variable Annuity Separate Account V	Principal Underwriter
John Hancock Variable Annuity Separate Account H	Principal Underwriter
John Hancock Life Insurance Company (U.S.A.)
Separate Account A	Principal Underwriter
John Hancock Life Insurance Company (U.S.A.)
Separate Account N	Principal Underwriter
John Hancock Life Insurance Company (U.S.A.)
Separate Account H	Principal Underwriter

Name of Investment Company	Capacity in Which Acting
John Hancock Life Insurance Company (U.S.A.) Separate Account I	Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account J	Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account K	Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account M	Principal Underwriter
John Hancock Life Insurance Company of New York Separate Account B	Principal Underwriter
John Hancock Life Insurance Company of New York Separate Account A	Principal Underwriter

(b) John Hancock Life Insurance Company (U.S.A.) is the sole member of JHD LLC and the following comprise the Board of Managers and Officers of JHD LLC.

Name	Title
Edward Eng*****	Board Manager
Steven A. Finch**	Board Manager
Lynne Patterson*	Board Manager
Warren Thomson**	Board Manager
Christopher Walker****	Board Manager
Karen Walsh*	Board Manager

Emanuel Alves*	Secretary
Philip Clarkson***	Vice President, U.S. Taxation
Brian Collins****	Vice President, U.S. Taxation
David Crawford****	Assistant Secretary
Vice President, Product Development Retirement Plan
Edward Eng*****	Services
Steven A. Finch**	President and CEO
Peter Levitt*****	Senior Vice President, Treasurer
Heather Justason****	Chief Operating Officer
Jeff Long*	Chief Financial Officer and Financial Operations Principal
Kathleen Pettit**	Vice President and Chief Compliance Officer
Kris Ramdial*****	Vice President, Treasury
Pamela Schmidt**	General Counsel
Karen Walsh*	Vice President, Annuity Distribution

*	Principal Business Office is 601 Congress Street, Boston, MA 02210
**	Principal Business Office is 197 Clarendon Street, Boston, MA 02116
***	Principal Business Office is 200 Clarendon Street, Boston, MA 02116
****	Principal Business Office is 200 Bloor Street, Toronto, Canada M4W1E5
*****	Principal Business Office is 250 Bloor Street, Toronto, Canada M4W1E5

(c) John Hancock Distributors LLC

The information contained in the section titled “Principal Underwriter and Distributor” in the Statement of Additional Information, contained in this Registration Statement, is hereby incorporated by reference in response to Item 31.(c)(2-5).

Item 31.	Location of Accounts and Records

The following entities prepare, maintain, and preserve the records required by Section 31(a) of the Act for the Registrant through written agreements between the parties to the effect that such services will be provided to the Registrant for such periods prescribed by the Rules and Regulations of the Commission under the Act and such records will be surrendered promptly on request: John Hancock Distributors LLC, John Hancock Place, Boston, Massachusetts 02117, serves as Registrant’s distributor and principal underwriter, and, in such capacities, keeps records regarding shareholders account records, canceled stock certificates. John Hancock (at the same address), in its capacity as Registrant’s depositor, and JHVLICO (at the same address), in its capacities as Registrant’s investment adviser, transfer agent, keep all other records required by Section 31 (a) of the Act.

Item 32.	Management Services

All management services contracts are discussed in Part A or Part B.

Item 33.	Fee Representation

Representation of Insurer Pursuant to Section 26 of the Investment Company Act of 1940

John Hancock Life Insurance Company of New York hereby represents that the fees and charges deducted under the contracts issued pursuant to this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Initial Registration Statement to be signed on its behalf in the City of Boston, Massachusetts, as of the 29th day of August, 2008.

JOHN HANCOCK LIFE INSURANCE COMPANY of NEW YORK SEPARATE ACCOUNT B (Registrant)

JOHN HANCOCK LIFE INSURANCE COMPANY of NEW YORK

By:	/s/ James D. Gallagher
James D. Gallagher Chairman and President

JOHN HANCOCK LIFE INSURANCE COMPANY of NEW YORK (Depositor)

By:	/s/ James D. Gallagher
James D. Gallagher Chairman and President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, this Initial Registration Statement has been signed by the following persons in the capacities indicated as of the 29th day of August, 2008.

/s/ Jeffery Whitehead	Vice President and Controller
Jeffery Whitehead

/s/ Lynne Patterson	Senior Vice President and Chief Financial Officer
Lynne Patterson

*	Director
Marc Costantini

*	Director
Steven A. Finch

*	Director
James D. Gallagher

*	Director
William P. Hicks III

*	Director
Katherine MacMillan

*	Director
Diana Scott

*	Director
Bruce R. Speca

/s/ James C. Hoodlet
James C. Hoodlet
Pursuant to Power of Attorney